Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-145122 and No. 333-159488

Prospectus supplement

(to prospectus dated August 20, 2007)

2,750,000 shares

Common stock

This is a public offering of 2,750,000 shares of common stock of Medivation, Inc.

Our common stock is traded on the NASDAQ Global Market under the symbol MDVN. On May 27, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $22.55 per share.

	Per share	Total

Public offering price	$21.00	$57,750,000

Underwriting discount	$1.26	$3,465,000

Proceeds, before expenses, to Medivation	$19.74	$54,285,000

We have granted the underwriters an option for a period of 30 days to purchase up to 412,500 additional shares of our common stock to cover any overallotments.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page S-17 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

J.P.Morgan

Co-Manager

Wedbush PacGrow Life Sciences

May 27, 2009

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About this prospectus supplement

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus, dated August 20, 2007, are part of a registration statements on Form S-3 (File No. 333-145122 and No. 333-159488) we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this “shelf” registration process, we may from time to time sell any combination of securities described in the accompanying prospectus in one or more offerings up to a total of $112.75 million. Of this amount, as of the date hereof and not including the securities offered hereby, we have sold securities in one or more offerings of a total of $36.25 million.

These documents contain important information you should consider when making your investment decision. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement describes the specific terms of the common stock we are offering and also adds to and updates information in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. You should carefully read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Where You Can Find More Information” before investing in shares of our common stock.

You should rely only on the information provided in this prospectus supplement, the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information you should not rely on it.

This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy the shares offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in the prospectus and the prospectus supplement is accurate only as of the date of the prospectus and the prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of the shares. Unless otherwise stated, all references to “us,” “our,” “Medivation,” “we,” “the Company” and similar designations refer to Medivation, Inc. Our logo, trademarks and service marks are the property of Medivation.

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Prospectus supplement summary

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our common stock, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk factors,” and our consolidated financial statements and the related notes and other documents incorporated by reference in the accompanying prospectus.

Our company

We are a biopharmaceutical company focused on the rapid development of novel small molecule drugs to treat serious diseases for which there are limited treatment options. Our current lead clinical candidates are directed at treating Alzheimer’s disease, Huntington’s disease and castration-resistant prostate cancer. Our Alzheimer’s and Huntington’s disease programs are partnered with Pfizer Inc., or Pfizer, and our prostate cancer program remains unpartnered. With Pfizer, we are conducting a broad Dimebon clinical development program, including a pivotal and confirmatory Phase 3 trial in patients with mild-to-moderate Alzheimer’s disease. The program also includes additional Phase 3 trials beginning this year in both Alzheimer’s disease and Huntington’s disease. In addition, we are conducting a Phase 1-2 clinical trial of MDV3100 in patients with castration-resistant (also known as hormone-refractory) prostate cancer, and have received permission from the U.S. Food and Drug Administration, or the FDA, to begin a pivotal Phase 3 trial this year.

Our lead product candidate, Dimebon, has successfully completed the first of two pivotal trials required to seek marketing approval in the United States for mild-to-moderate Alzheimer’s disease. In January 2008, the FDA informed us that this study can be used as one of the pivotal studies required to support the approval of Dimebon to treat mild-to-moderate Alzheimer’s disease, as long as a significant proportion of the sites in the confirmatory Phase 3 trial are located in the United States. However, as is typically the case at this stage of the regulatory review process, the FDA has not yet performed an in-depth review of our preclinical and clinical data, so its views remain subject to change. In June 2008, we commenced a second confirmatory Phase 3 clinical trial in patients with mild-to-moderate Alzheimer’s disease, which we refer to as the CONNECTION trial. We expect to complete enrollment of this trial in June 2009.

We are also studying Dimebon to treat patients with mild-to-moderate Huntington’s disease. We have received orphan drug designation from the FDA for this indication. In July 2008, we announced top-line results of a Phase 2 study showing that Dimebon was well tolerated and significantly improved cognitive function in patients with mild-to-moderate Huntington’s disease compared to those treated with a placebo. The study met its primary endpoint of safety and tolerability; in addition, Dimebon showed statistically significant benefit versus placebo in cognition as measured by the Mini-Mental State Examination, or MMSE, a secondary endpoint in the study. Huntington’s disease is a progressive neurodegenerative disease characterized by the gradual development of involuntary muscle movement, progressive deterioration of cognitive processes and memory and severe behavioral disturbances. There are currently no approved drugs in the United States to treat the cognitive impairment of this uniformly fatal genetic disorder. In January 2009, we held an end-of-Phase 2 meeting at which the FDA informed us that we could begin a Phase 3 trial of Dimebon in patients with Huntington’s disease using the MMSE and the Clinician’s Interview-based Impression of Change, plus caregiver input, or CIBIC-plus, as co-primary endpoints. We intend to begin a Phase 3 Huntington’s disease study in 2009.

Our proprietary compound MDV3100, a novel androgen receptor antagonist, is currently being evaluated in a Phase 1-2 clinical trial in 140 patients with castration-resistant prostate cancer. In February 2009, we announced the presentation of new efficacy and safety data from this trial covering all 114 patients who had been followed for 12 weeks or longer as of January 2009. In these patients, MDV3100 consistently demonstrated encouraging anti-tumor activity across dose levels and endpoints. In March 2009, we received permission from the FDA to advance MDV3100 into a Phase 3 clinical trial, which we plan to start in 2009. MDV3100 is the lead clinical development candidate from a library of approximately 170 small molecules licensed by us. These molecules were rationally designed to treat castration-resistant prostate cancer by modulating the androgen receptor, or AR, in a different manner from currently approved AR antagonist drugs, which generally are ineffective in treating prostate cancers that have become castration-resistant.

We remain actively engaged in identifying new product candidates to further expand our pipeline. Our internal pipeline expansion efforts are focused on the development of novel second generation molecules that can potentially improve upon the properties of Dimebon. This ongoing research is directed primarily to rational design and synthesis of novel Dimebon analogs. We have filed for patent protection on numerous novel compounds. The ultimate objective of this research is to identify the most promising second generation molecule to advance to formal preclinical and clinical development.

Our business strategy relies in part on potentially partnering successful product development candidates with larger companies to complement our internal development and commercialization efforts. In September 2008, we announced a Collaboration Agreement with Pfizer, which became effective on October 21, 2008. Under the terms of the agreement, we and Pfizer will develop and commercialize Dimebon, our investigational drug for treatment of Alzheimer’s disease and Huntington’s disease. We and Pfizer will share the costs and expenses of developing and commercializing Dimebon for the U.S. market on a 60% Pfizer/40% Medivation basis, and will share profits (or losses) resulting from commercialization of Dimebon in the United States in the same proportions. Outside the United States, Pfizer will bear all development and commercialization costs, and will pay us tiered royalties on aggregate net sales of Dimebon. In October 2008, we received a non-refundable, up-front cash payment of $225.0 million pursuant to our Collaboration Agreement with Pfizer. We are also eligible to receive payments of up to $500 million upon the attainment of development and regulatory milestones plus additional milestone payments upon the achievement of certain Dimebon net sales levels. None of our other product candidates are currently partnered with any third parties.

Beginning in the fourth quarter of 2008, we began to recognize collaboration revenue attributable to our up-front payment from Pfizer. Previously we had not recognized any revenue. We have funded our operations primarily through private and public offerings of our common stock, and from the up-front payment and cost-sharing payments from our Collaboration Agreement with Pfizer. As of March 31, 2009, we had an accumulated deficit of $128.3 million and expect to incur substantial and increasing additional losses in the future as we expand our research and development activities.

Our pipeline

The following table summarizes our product development pipeline:

Product	Description	Indication	Commercial Rights	Status
Dimebon	Enhances mitochondrial function	Mild-to-moderate Alzheimer’s disease	Pfizer (We have an option to co-promote in the U.S.)	Confirmatory pivotal Phase 3 trial (known as the CONNECTION trial) ongoing in patients with mild-to-moderate Alzheimer’s disease; expect to complete enrollment in June 2009

Phase 3 Aricept® combination trial (known as the CONCERT trial) ongoing in patients with mild-to-moderate Alzheimer’s disease

Phase 3 safety study ongoing in patients with mild-to-moderate Alzheimer’s disease to give us the option for an earlier-than-planned filing of our initial marketing application

		Moderate-to-severe Alzheimer’s disease		Phase 3 Aricept® and/or Namenda® combination trials in patients with moderate-to-severe Alzheimer’s disease expected to begin in 2009

		Mild-to-moderate Huntington’s disease		Orphan drug designation from the FDA; Phase 3 trial in patients with mild-to-moderate Huntington’s disease expected to begin in 2009

MDV3100	Androgen receptor antagonist	Castration-resistant prostate cancer	Medivation	Phase 1-2 trial in patients with castration-resistant prostate cancer (CRPC); Phase 3 trial expected to begin in 2009

Our Dimebon program

Potential neuroprotective activity

In preclinical experiments, Dimebon demonstrated neuroprotective activity in models relevant to Alzheimer’s disease and Huntington’s disease. The ß-amyloid protein is a known neurotoxin that is widely believed to contribute to the neurofibrillary tangles and plaques that characterize Alzheimer’s disease. When neurons are exposed to the ß-amyloid protein in vitro, a significant portion of them die. Dimebon has been shown to inhibit this ß-amyloid induced neuron death in vitro. In addition, in a transgenic Drosophila (fruit fly) model of Huntington’s disease, Dimebon has been shown to protect photoreceptor neurons against death induced by the human gene encoding the huntingtin protein, an abnormal protein widely believed to cause Huntington’s disease.

Mechanism of action

We believe that Dimebon is exerting its activity through a novel mechanism of action involving enhancement of mitochondrial function. Mitochondria are intracellular structures that are responsible for generating energy within all cells and play important roles in mediating brain cell function and survival. Mitochondrial dysfunction has been linked in the published literature to both Alzheimer’s and Huntington’s diseases. In addition, autopsy studies of brains from patients with Alzheimer’s disease suggest that mitochondrial damage and synapse dysfunction are early cellular events in Alzheimer’s disease development and progression.

In July 2008, we presented new preclinical data on Dimebon’s novel mitochondrial mechanism of action. These data showed that Dimebon improves mitochondrial function in the setting of cellular stress with very high potency. For example, Dimebon treatment improved mitochondrial function and increased the number of surviving cells in a dose-dependent fashion after treatment with a cell toxin known as ionomycin.

In December 2008, we announced preclinical data that demonstrated that Dimebon impacted two key aspects of brain cell function: promotion of neurite outgrowth and preservation of mitochondrial function after brain cells were challenged with beta amyloid, a toxic substance often associated with Alzheimer’s disease and the loss of brain cells. Results of the study showed that Dimebon induced a statistically significant increase in neurite outgrowth from cortical, hippocampal and spinal cord neurons. Dimebon’s potent effect on neurite outgrowth was seen at low concentrations and was comparable to that achieved with maximally effective concentrations of a potent naturally occurring protein that is known to enhance brain cell function (Brain Derived Neurotrophic Factor). Study results also showed that Dimebon reduced mitochondrial impairment in the setting of cellular stress. Specifically, Dimebon treatment mitigated mitochondrial impairment induced by beta amyloid.

In addition, we believe based on preclinical data that Dimebon works through a different mechanism of action than other drugs that focus on targets implicated in cognition and memory loss, such as cholinesterase inhibition. In these preclinical experiments, Dimebon was shown to be a weak cholinesterase inhibitor, and additional data from binding assays showed that Dimebon did not have strong affinity to other standard targets. This suggests that Dimebon’s potential novel mitochondrial mechanism of action may account for the clinical benefit observed in the Dimebon Alzheimer’s and Huntington’s disease clinical trials completed to date.

First clinical indication—Alzheimer’s disease

Alzheimer’s disease

Alzheimer’s disease, the leading cause of dementia, is characterized by the progressive loss of memory, thinking and ability to perform activities of daily living (bathing, feeding, self-care, etc.), as well as significant behavioral disturbances (agitation, aggression, delusions, hallucinations, etc). There is currently no cure. According to the Alzheimer’s Association and the American Health Assistance Foundation:

•	Alzheimer’s disease currently affects approximately 5.2 million people in the U.S., including as many as 13% of people aged 65 and older and approximately 50% of those aged 85 and older.

•	Worldwide, Alzheimer’s disease affects 26 million people, and that number is expected to reach 106 million by 2050.

•	There are approximately 400,000 new diagnoses of Alzheimer’s disease, and approximately 72,000 Alzheimer’s disease deaths, per year in the U.S.

•	Following initial diagnosis, patients live four to six years on average, but may live up to 20 years with the disease.

•	Total annual expenditures on Alzheimer’s disease in the U.S. exceed $148 billion annually, and the average lifetime cost per Alzheimer’s disease patient is $174,000.

There are only four commonly-used drugs that the FDA has approved for the treatment of Alzheimer’s disease. Although the precise mechanism of action of these four drugs is unknown, three of them are believed to inhibit cholinesterase, and one is believed to inhibit the NMDA-receptor. These four drugs and their respective marketers, FDA approval dates (as listed in the FDA’s on-line edition of its Orange Book) and postulated mechanisms of action (as appearing in the package inserts for these drugs) are set forth in the following table:

Drug (Trade Name/Generic)	Marketed by	FDA Approval Date	Postulated Mechanism

Aricept® (donepezil)	Pfizer Inc./Eisai Co., Ltd.	November 25, 1996	Cholinesterase inhibition

Exelon® (rivastigmine)	Novartis AG	April 21, 2000	Cholinesterase inhibition

Razadyne® (galantamine)	Johnson & Johnson	February 28, 2001	Cholinesterase inhibition

Namenda® (memantine)	Forest Laboratories, Inc.	October 16, 2003	NMDA-receptor inhibition

According to IMS Health, the worldwide market for Alzheimer’s disease therapies currently exceeds $5 billion, with the largest selling cholinesterase inhibitor, Aricept, generating more than half of those sales, followed by Forest Laboratories, Inc.’s NMDA-receptor antagonist Namenda. In 2008, the first generic equivalent, galantamine, entered the market. Further generic entrants are expected as the remaining branded drugs lose patent protection in the United States and Europe between 2010 and 2015.

First pivotal clinical trial

We completed our first pivotal Alzheimer’s disease trial in 2007. This randomized, double-blinded, placebo-controlled clinical trial enrolled 183 patients with mild-to-moderate Alzheimer’s disease at 11 sites in Russia. Patients were randomized to two treatment groups—one of which received Dimebon three times per day and the other of which received placebo—and were not permitted to take any other Alzheimer’s disease drugs during the trial. We used five widely-accepted clinical endpoints in this trial to assess Dimebon’s effects on all of the primary aspects of Alzheimer’s disease—memory, thinking, activities of daily living (bathing, feeding, self-care, etc.), behavior (agitation, aggression, delusions, hallucinations, etc.) and overall clinical function. Patients were treated for six months, and those who completed the initial six months of treatment were offered the opportunity to continue treatment for an additional six months on a blinded basis in the same treatment group to which they originally were randomized.

Dimebon caused statistically significant improvement over placebo on all five clinical endpoints after six months and a full year of treatment. Particularly high levels of statistical significance were achieved after both six months and a full year of treatment on both of the two endpoints used by the FDA to approve drugs for mild-to-moderate Alzheimer’s disease—the Alzheimer’s Disease Assessment Scale-cognitive subscale, or ADAS-cog, (p<0.0001 at both six months and one year) and the Clinician’s Interview-based Impression of Change-plus caregiver input, or CIBIC-plus, (p<0.0001 at six months and p=0.006 at one year). These levels of significance are many times better than that required to obtain marketing approval (p<0.05). Dimebon’s benefits over placebo were seen very quickly after treatment began, reaching statistical significance on four of the five clinical endpoints, including both the ADAS-cog and the CIBIC-plus, after only twelve weeks of therapy. Compared to their starting scores at the beginning of the trial, Dimebon-treated patients were significantly better on all five endpoints after six months of treatment and remained stabilized on all five clinical endpoints after a full year of treatment. By contrast, scores of the placebo-treated patients declined from their starting levels on all five endpoints after both six months and a full year of treatment. The overall benefit seen in Dimebon-treated patients compared to placebo-treated patients continued to increase in magnitude over the course of the trial. The mean drug-placebo difference on the ADAS-cog increased from 4.0 points at six months to 6.9 points at one year, while that on the CIBIC-plus increased from 0.6 points at six months to 0.8 points at one year. The clinical relevance of these data was evaluated by independent assessment, including caregiver input, which confirmed improvement or stabilization in 81% and 70% of Dimebon-treated patients after six months and a full year of treatment, respectively.

Dimebon was well tolerated throughout the entire one year treatment period. There were fewer serious adverse events in Dimebon-treated patients than in placebo-treated patients after both six months and a full year of treatment, and this difference reached statistical significance after one year of treatment (p=0.03). The most frequently occurring adverse events in the Dimebon-treated patients were dry mouth (13.5% and 18.0% incidence after six months and one year of treatment, respectively) and depression/depressed mood (13.5% and 14.6% incidence after six months and one year of treatment, respectively). Depression/depressed mood reflected reports from patients and their caregivers, not clinical diagnoses of depression. The reported depression/depressed mood was generally mild and did not cause any of the affected patients to discontinue participation in the trial. Nausea, vomiting and diarrhea, the most prevalent side effects associated with the currently marketed Alzheimer’s disease drugs, occurred in fewer than 3% of the Dimebon-treated patients after both six months and one year of treatment.

We are not aware of any other published Alzheimer’s disease study in which a drug has achieved statistically significant benefits of the breadth, size and duration of those seen in our first pivotal clinical trial of Dimebon. The data from this trial were published in the July 19, 2008 issue of The Lancet.

In January 2008, the FDA informed us that this trial can be used as one of the two pivotal studies required to support the approval of Dimebon to treat mild-to-moderate Alzheimer’s disease, as long as a significant portion of the sites in our confirmatory pivotal Phase 3 trial are located in the United States. However, as is typically the case at this stage of the regulatory review process, the FDA has not yet performed an in-depth review of our preclinical and clinical data, so its views remain subject to change.

We offered all patients in this trial who completed a full year of treatment, including placebo patients, the opportunity to receive Dimebon on an open-label basis for at least an additional six months (for a total duration of treatment of at least 18 months). In July 2008, we announced data from this six-month open-label extension, which demonstrated that Dimebon continued to improve the clinical course of patients’ disease. After 18 months of treatment, Dimebon preserved function in patients at or near their original levels upon entering the trial across all key aspects of Alzheimer’s disease, specifically memory and thinking, behavior, activities of daily living and overall function. These results are noteworthy as untreated Alzheimer’s patients progressively deteriorate over time in these areas. Dimebon remained well tolerated throughout the 18-month treatment period. We also announced new data from subgroup analyses by disease severity of the Dimebon double-blind placebo-controlled trial showing that Dimebon benefited both mild and moderate patients. In both mild and moderate patients, Dimebon treatment resulted in significant benefit on the study’s primary endpoint, the ADAS-cog. The benefit in the moderate subpopulation was particularly robust, with a 9.7 point drug-placebo difference on the ADAS-cog (p<0.0001) after 12 months of treatment.

Patients originally on placebo for 12 months who were then crossed over to Dimebon in the open-label extension phase stabilized across all key measures tested. Since these patients had declined over the previous 12 months while on placebo, they generally stabilized at a lower level of function than those treated with Dimebon for the full 18 months, suggesting a benefit of earlier treatment. Because there was no placebo-control in the open-label extension, direct comparisons versus placebo cannot be made.

Confirmatory pivotal Phase 3 clinical trial – The CONNECTION Trial

We have commenced a second pivotal Phase 3 Alzheimer’s disease clinical trial, known as the CONNECTION trial, to confirm the results seen in our first pivotal trial. The CONNECTION trial will enroll approximately 525 patients with mild-to-moderate Alzheimer’s disease at approximately 60 sites in the United States, Europe and South America. Patients will be randomized to one of three treatment groups: Dimebon 20 mg three times per day (the same dose of Dimebon studied in our first pivotal trial), Dimebon 5 mg three times per day or placebo. Patients will be treated for six months and may not be taking any other Alzheimer’s disease drugs during the trial. After completing six months of treatment, all patients—including placebo patients—will be offered the opportunity to receive Dimebon in an open-label extension of at least six months. The primary endpoints in the CONNECTION trial are the ADAS-cog and the CIBIC-plus. These are the two endpoints that have been accepted by the FDA to support registration of all approved drugs for mild-to-moderate Alzheimer’s disease. We expect to complete enrollment in the CONNECTION trial in June 2009.

Additional Phase 3 clinical trials

In November 2008, we announced that we and Pfizer are working together on an expanded clinical development program designed to support a broad, differentiated label for Dimebon in Alzheimer’s disease, and to achieve expeditious regulatory submissions and market acceptance. This expanded development program includes four additional Phase 3 trials in Alzheimer’s disease. We plan to begin all of these trials in 2009, and to use them to support a marketing application in 2011 for a label broader than mild-to-moderate Alzheimer’s disease. However, we caution you that these are forward looking statements and are subject to significant risk and uncertainty. The four additional Phase 3 trials that we have initiated or plan to initiate in 2009 are as follows:

The CONCERT Trial

The CONCERT trial is a twelve-month randomized, double-blind, placebo-controlled Phase 3 trial of Dimebon in approximately 1,000 patients with mild-to-moderate Alzheimer’s disease who are also taking Aricept, the leading approved Alzheimer’s disease medication. We have completed a Phase 1 randomized, double-blind, placebo-controlled safety and tolerability study of Dimebon plus Aricept combination therapy in patients with Alzheimer’s disease, which found the combination to be well tolerated with no serious adverse events. The CONCERT trial is designed to evaluate the potential benefits of Dimebon over a one-year treatment period when added to treatment with Aricept, as compared to treatment with Aricept alone. The CONCERT trial is currently enrolling.

Safety Study

In March 2009, we dosed the first patient in a randomized, double-blind, placebo-controlled Phase 3 safety study of Dimebon in approximately 750 patients with mild-to-moderate Alzheimer’s disease. This safety study is designed to fully populate the safety database required to support the initial marketing application for Dimebon. The purpose of the safety study is to give us the option for an earlier-than-planned filing of our initial marketing application should we and Pfizer elect to pursue that option.

Moderate-to-Severe Studies

We plan to initiate two Phase 3 studies in moderate-to-severe Alzheimer’s disease patients in 2009. They will be randomized, double-blind, placebo-controlled studies designed to support labeling of Dimebon to treat moderate-to-severe Alzheimer’s disease. We expect that approximately 1,100 patients will be enrolled between the two trials. Enrolled patients will be permitted to take one background Alzheimer’s disease medication, either Namenda or Aricept.

Second clinical indication—Huntington’s disease

Huntington’s disease

Huntington’s disease is a fatal neurological disorder characterized clinically by involuntary movements, loss of cognitive function and a wide spectrum of behavioral disorders. Common motor symptoms include chorea (involuntary writhing and spasming), clumsiness and progressive loss of the abilities to walk, speak and swallow. Cognitive symptoms include loss of intellectual speed, attention and short-term memory. Behavioral symptoms span the range of changes in personality, depression, irritability, emotional outbursts and apathy. Huntington’s disease is known to be caused by a specific genetic mutation, which results in degeneration of neurons in many different regions of the brain. This degeneration is particularly focused in neurons located in the basal ganglia, structures deep within the brain that control many important functions, including coordinating movement, and also in neurons on the outer surface of the brain or cortex, which controls thought, perception and memory.

There are no FDA-approved therapies to treat the cognitive impairment associated with Huntington’s disease. Everyone who carries at least one copy of the Huntington’s disease mutation and lives long enough will develop the disease. Symptoms generally begin between the ages of 30 and 45, but have been reported to appear as early as two years of age. The disease is invariably fatal and death usually occurs between 10 and 20 years after the onset of symptoms, making Huntington’s disease not only a devastating but also a protracted illness. According to the Hereditary Disease Foundation (www.hdfoundation.org), in the United States alone approximately 30,000 patients currently suffer from Huntington’s disease, and an additional 150,000 are genetically at risk for developing it. The Huntington’s Disease Society of America estimates that the prevalence of Huntington’s disease in the U.S. population is approximately 1 in 10,000 persons (www.hdsa.org).

Phase 2 clinical trial

In 2008, we completed a randomized, double-blinded, placebo-controlled Phase 2 clinical trial of Dimebon in Huntington’s disease patients. The trial was conducted at 16 centers in the United States and the United Kingdom in collaboration with the Huntington Study Group, or HSG, a network of more than 250 experienced clinical trial investigators, coordinators and consultants from more than 60 academic and research institutions throughout the United States, Canada, Europe and Australia dedicated to clinical research of Huntington’s disease. The trial enrolled 90 patients with Huntington’s disease, with half randomized to Dimebon and the other half to placebo for a three-month dosing period. The primary endpoint of the trial was safety and tolerability. The secondary endpoint was efficacy, as measured by the Mini-Mental State Examination, or MMSE, the cognition scale most widely used by clinicians to assess patients with neurodegenerative diseases, the Unified Huntington’s Disease Rating Scale, or UHDRS, a composite assessment tool that evaluates the impact of Huntington’s disease on cognition, motor function, behavior, overall function and level of independence and the ADAS-cog, a cognition scale generally used in Alzheimer’s disease clinical trials.

In July 2008, we announced top-line results of the Phase 2 trial which demonstrated that Dimebon significantly improved cognitive function in patients with mild-to-moderate Huntington’s disease. Cognitive function was significantly improved over placebo (p=0.03) as measured by the MMSE. Dimebon-treated patients also demonstrated favorable results on the behavioral component of the UHDRS, but these results did not reach statistical significance.

Dimebon was well tolerated in this trial. There were fewer patients reporting adverse events in the Dimebon group than in the placebo group (70% vs. 80%). Huntington’s disease patients treated with Dimebon had fewer falls (9%), a common problem in this patient population that often results in injury and associated health care costs, than did patients on placebo (16%). The most common adverse event in the Dimebon group was headache, which occurred in 19% of treated patients compared to 7% of placebo patients. Headaches were generally mild in severity. Dry mouth and depressed mood were similar in both treated and placebo groups (4% and 7%, respectively).

The full data from this trial were presented in March 2009 at the 9th International Conference on Alzheimer’s and Parkinson’s diseases (“AD/PD”) in Prague, Czech Republic. Also at the AD/PD meeting, we presented subgroup analysis data from the Phase 2 trial showing that Dimebon’s positive effect on cognition, as measured by the MMSE, was 60% greater in the more cognitively impaired patients with MMSE scores below 27. The highest possible MMSE score is 30, which reflects the absence of any cognitive impairment. Because Dimebon treatment resulted in improvement over baseline at the start of the trial and because patients with normal or near normal MMSE scores at baseline have little opportunity to improve, this analysis focused on the subgroup of patients with clear cognitive impairment (baseline MMSE scores <27) and found an almost 1.6 point improvement in the MMSE scores in the Dimebon-treated group as compared to the placebo group (p=0.008).

Phase 3 clinical trial

In January 2009, we held our end-of-phase 2 meeting with the FDA, and received permission to begin a Phase 3 clinical trial of Dimebon in patients with mild-to-moderate Huntington’s disease. This will be a randomized, double-blinded, placebo-controlled trial in approximately 350 patients. The primary endpoints in the trial will be the MMSE and the CIBIC-plus. We expect to begin this Phase 3 trial in 2009. Based on the subgroup analysis from our Phase 2 trial, we intend to enroll only patients with MMSE scores of 26 or lower in our Phase 3 trial in order to maximize the chances of a positive outcome.

Orphan Drug Designation

We have received orphan drug designation from the FDA for the Huntington’s disease indication.

Potential Fast Track Status and Priority New Drug Application (NDA) Review

The FDA provides several options to facilitate development of drugs for serious, life-threatening diseases—fast track status and priority NDA review—that we believe may be available for our

Huntington’s disease program. We believe Huntington’s disease meets the conditions for fast-track designation. If fast-track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides a schedule for the submission of the remaining information and pays applicable user fees. In some cases, a fast-track designated product may also qualify for priority review under FDA policies. A product is eligible for priority review, or review within a six month timeframe from the time an NDA is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease. A fast-track designated product would ordinarily meet the FDA’s criteria for priority review. We cannot guarantee that any of our product candidates will receive a priority review designation, or if a priority designation is received, that review or approval, if any, will be faster than conventional FDA procedures.

Our MDV300 Series Prostate Cancer Program

Our subsidiary, Medivation Prostate Therapeutics, Inc. owns an exclusive, worldwide commercial license to a series of novel small molecules, referred to as the MDV300 series compounds. Our lead development candidate from the MDV300 series is a molecule we refer to as MDV3100.

Prostate Cancer Statistics

According to the American Cancer Society, prostate cancer is the most commonly diagnosed cancer among men in the United States, other than skin cancer. The American Cancer Society estimates that approximately 186,000 new cases of prostate cancer were diagnosed, and approximately 29,000 men died of prostate cancer, in the United States alone during 2008. Prostate cancer is thus the second-leading cause of cancer death in men in the United States, after lung cancer.

Metastatic Prostate Cancer—The Hormone-Sensitive and Castration-Resistant States

Metastatic prostate cancer is cancer that has spread beyond the prostate and surrounding tissues into distant organs and tissues. The majority of men who die from prostate cancer die from the consequences of metastatic disease. According to the National Cancer Institute, the median survival of patients with prostate cancer that has metastasized to distant organs is usually one to three years, and most such patients will die of prostate cancer. Metastatic prostate cancer is generally divided into two states: the hormone-sensitive state and the castration-resistant state (also referred to as the hormone-refractory state).

The Hormone-Sensitive State

Testosterone and other male sex hormones, known collectively as “androgens,” can fuel the growth of prostate cancer cells. Androgens exert their effects on prostate cancer cells by binding to and activating the androgen receptor, which is expressed in prostate cancer cells. When they first metastasize to distant sites, most prostate cancers depend on androgens for growth. These prostate cancers are known as “hormone-sensitive” cancers.

Accordingly, the leading therapies currently used for the treatment of metastatic prostate cancer are focused on diminishing, or “antagonizing,” the effects of androgens on prostate cancer cells. This effect is achieved through two separate approaches. The first approach uses drugs known as “anti-androgens,” which directly block the interaction of androgens with the androgen receptor. Casodex® (bicalutamide), sold by AstraZeneca PLC, is the largest selling of these drugs, with global annual sales of more than $1.2 billion in 2008 according to the public disclosures of AstraZeneca PLC. The second approach is to reduce the amount of androgens produced in the body, primarily in the testes. This can be achieved surgically by removal of both testicles (orchiectomy) or through use of drugs known as luteinizing hormone-releasing hormone, or LHRH, agonist drugs, which lower the native production of testosterone in the testicles (sometimes called “chemical castration”). Anti-androgens and LHRH agonists often are given in combination therapy, an approach known as a “combined androgen blockade.” However, because these therapies operate by reducing the ability of androgens to fuel the growth of prostate cancer cells, they generally are effective only on prostate cancers that remain hormone-sensitive—i.e., those that still depend on androgens for growth.

The Castration-Resistant State

Most metastatic prostate cancer initially is hormone-sensitive and thus responds to hormonal therapies. However, according to a study published in the October 7, 2004 issue of The New England Journal of Medicine, virtually all hormone-sensitive metastatic prostate cancer undergoes changes that convert it to the castration-resistant state in a median of 18-24 months after initiation of hormonal therapy. Once in this state, prostate cancers generally continue to grow in an androgen-dependent manner despite the reduction of testosterone production to very low (i.e., post-castration) levels. Prostate cancer in this state is known as “castration-resistant” prostate cancer, or CRPC. The switch from the hormone-sensitive to the castration-resistant state following initiation of hormonal therapy is generally determined based on either rising levels of prostate-specific antigen, or PSA, or documented disease progression as evidenced by imaging tests or clinical symptoms. Metastatic prostate cancer that has become castration-resistant is extremely aggressive; these patients have a median survival of only 10 to 16 months.

A primary reason that CRPC is so deadly is that it is difficult to treat. CRPC no longer responds to hormonal therapies that are effective in the hormone-sensitive state. To further complicate the situation, due to biological changes in prostate cancer that has entered the castration-resistant state, drugs that initially block the androgen receptor and inhibit growth of hormone-sensitive prostate cancer may have precisely the opposite effect and start to fuel the growth of CRPC. Agents are clearly needed to improve the treatment options for patients with CRPC.

Switch from the Hormone-Sensitive to the Castration-Resistant State

One of the factors that historically hindered the development of drugs to treat CRPC was that the cause of the switch from the hormone-sensitive to the castration-resistant state was not known. This problem was addressed by Dr. Charles Sawyers and his colleagues, who discovered that one of the important mechanisms by which prostate cancer cells switch from the hormone-sensitive to the castration-resistant state appears to be through overexpression of the androgen receptor. In experiments comparing gene expression in hormone-sensitive and castration-resistant prostate cancer cells, the results of which were published in the January 1, 2004 issue of Nature Medicine, Dr. Sawyers and his colleagues reported that an increase in androgen receptor expression was the only gene change consistently associated with castration-resistant disease. In a series of experiments, scientists showed (as expected) that activation of the androgen receptor in hormone-sensitive human prostate cancer cell lines was inhibited by current androgen receptor blockers, including Casodex. However, when the prostate cancer cell lines were genetically engineered to overexpress the androgen receptor (converting them from the hormone-sensitive to the castration-resistant state), not only did Casodex fail effectively to inhibit the androgen receptor in these cells, but in some cases it became a stimulant of the androgen receptor. Androgen receptor activation is correlated with the growth of prostate cancer. This finding is consistent with the published human clinical experience with Casodex in CRPC.

The MDV300 Series Compounds

The MDV300 series compounds, a series of approximately 170 small molecules, were synthesized based on the discovery of a mechanism by which prostate cancer shifts from the hormone-sensitive to the castration- resistant state. These molecules bind the androgen receptor, the same target bound by Casodex and other marketed drugs for metastatic prostate cancer, but do so in a manner designed to render them effective in treating cancers that have become refractory to currently used drugs. For example, our lead development candidate from the MDV300 series compounds, MDV3100, is a novel small-molecule androgen receptor antagonist that inhibits androgen receptor function by blocking nuclear translocation of the androgen receptor and DNA binding.

Preclinical Data

Experiments Using Human CRPC Cells

In these experiments, human CRPC cell lines were created by engineering cultured human prostate cancer cells to overexpress the androgen receptor. Both MDV300 series compounds and Casodex were then tested in these human CRPC cells. The impact of these drugs on four endpoints of potential interest in treating CRPC was measured—the degree to which they activated the androgen receptor, affected the expression of prostate-specific antigen, or PSA, inhibited the growth of human CRPC cells, and inhibited the growth of tumors due to human CRPC cells that had been implanted into mice. MDV300 series compounds showed promising effects in these experiments while Casodex, as would be expected based on its known limited efficacy in treating CRPC, did not. The results of these experiments provided the basis for our decision to advance MDV3100 into clinical development for the treatment of CRPC.

Experiments Using Human Hormone-Sensitive Prostate Cancer Cells

These experiments used human prostate cancer cell lines that had not been engineered to overexpress the androgen receptor, and thus remained in the hormone-sensitive state. Both MDV300 series compounds and Casodex were tested in these human hormone-sensitive prostate cancer cells for their ability to inhibit cell growth. As expected based on its demonstrated efficacy in treating hormone-sensitive prostate cancer, Casodex inhibited cell growth in these experiments. Significantly, however, MDV300 series compounds also inhibited the growth of these hormone-sensitive prostate cancer cells—comparably to, and in certain cases better than, Casodex. In our opinion, the results of these experiments provide a scientific rationale for considering MDV300 series compounds as potential therapeutic agents for hormone-sensitive prostate cancer as well as for CRPC.

Phase 1-2 Clinical Trial and Subsequent Development Plans

We are conducting an open-label Phase 1-2 clinical trial of MDV3100, the lead development candidate from our MDV300 series compounds, in patients with CRPC. The trial is being conducted at several clinical sites in the United States, including Memorial Sloan-Kettering Cancer Center in New York. The study enrolled 140 patients in seven dose groups, and enrollment was completed in December 2008. Patients are permitted to remain on study drug until their disease progresses (by biochemical, radiographic or clinical criteria) or until they cease tolerating the drug. Patients enrolled in the trial were heavily pretreated, with 77% having failed two or more lines of prior hormonal therapy and 43% having also failed prior chemotherapy. All patients had progressive disease upon enrollment into the trial. The study endpoints include safety, tolerability, pharmacokinetics, circulating tumor cell, or CTC, counts, serum PSA levels, radiographic change in soft tissue and bony metastases, and time on treatment.

In February 2009, we announced efficacy and safety data covering all 114 patients who had been followed for 12 weeks or longer as of January 2009. In the trial, MDV3100 consistently demonstrated encouraging anti-tumor activity across dose levels and endpoints. Almost all patients with favorable CTC counts of four or less at the start of treatment maintained favorable counts at week 12 (89% of chemotherapy naïve patients and 100% of post-chemotherapy patients). Importantly, a significant number of patients with unfavorable CTC counts of five or higher at baseline converted to favorable counts of less than five at week 12 (73% of chemotherapy naïve patients and 40% of post-chemotherapy patients). This CTC conversion rate is important in light of a recently published study in the October 2008 issue of Clinical Cancer Research, in which post-treatment conversion to a CTC count below five was associated with a 15-month survival benefit in CRPC patients.

MDV3100 also produced significant PSA declines (50% or more from baseline) and radiographic control (partial response or stable disease) in both chemotherapy naïve and post-chemotherapy patients at week 12, as follows (data as of January 2009):

	PSA response > 50%	Radiographic control: soft tissue lesions	Radiographic control: bony lesions
Chemotherapy naïve	57%	80%	61%
Post-chemotherapy	45%	70%	64%

As of the announcement, the median time on treatment for chemotherapy-naïve patients and post-chemotherapy patients was 276 and 145 days, respectively.

MDV3100 has been generally well tolerated at doses of up to and including 240 mg/day. The most frequently reported adverse event was fatigue. Seizures were observed in two patients, one each at doses of 600 and 360 mg/day. Both patients were taking concomitant medications that can cause seizures. A possible but unwitnessed seizure was reported in a patient taking a dose of 480 mg/day.

In March 2009, we received permission from the FDA to initiate a pivotal Phase 3 registration study in CRPC patients who have failed chemotherapy. The FDA informed us that we can test a dose of MDV3100 up to 240mg/day. We plan to initiate this trial in 2009.

We also believe that MDV3100 has potential utility in both CRPC patients who have not yet had chemotherapy, as well as in hormone-sensitive prostate cancer patients. We are evaluating whether clinical development in those additional patient populations is warranted.

Our corporate information

We have formed separate subsidiaries to hold the product candidates we are developing. Our subsidiary Medivation Neurology, Inc. holds our Dimebon technology, and our subsidiary Medivation Prostate Therapeutics, Inc. holds our MDV300 series technology. Our subsidiary Medivation Technologies, Inc. holds our technologies that have not yet entered clinical development. Medivation was formed in Delaware in October 1995, under our former name Orion Acquisition Corp. II, to identify and consummate a business combination. Medivation Neurology, Inc. was formed in Delaware in September 2003 to acquire and develop Dimebon. On December 17, 2004, Medivation Neurology, Inc. became our subsidiary pursuant to a merger. Medivation Prostate Therapeutics, Inc. was formed in Delaware as our subsidiary to acquire and develop our MDV300 series technology.

Our executive offices are located at 201 Spear Street, 3rd Floor, San Francisco, California 94105. Our telephone number at this location is (415) 543-3470. Our website is www.medivation.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock offered

by Medivation	2,750,000 shares

Common stock to be

outstanding after this offering	32,875,556 shares

Use of proceeds	We currently anticipate that the net proceeds from the sale of the common stock will be used primarily for general corporate purposes and to support further research, development and commercialization of our product candidates, including our lead product candidate, Dimebon™ and our product candidate MDV3100. See “Use of Proceeds” on page S-33.

Risk factors	See the “Risk factors” section of this prospectus supplement for a discussion of factors to consider before deciding to purchase shares of our common stock.

NASDAQ Global Market

symbol	MDVN

Unless otherwise noted, all information in this prospectus supplement assumes no exercise of the overallotment option granted to the underwriters. The number of shares of common stock to be outstanding after this offering is based on 30,125,556 shares of common stock outstanding as of March 31, 2009 and excludes:

•	4,892,388 shares of common stock issuable upon exercise of options outstanding as of March 31, 2009, at a weighted average exercise price of $12.90 per share;

•	316,173 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2009, at a weighted average exercise price of $1.94 per share; and

•	18,334 shares of common stock available for grant under our 2004 Equity Incentive Award Plan.

Summary consolidated financial and operating data

We derived the summary consolidated financial data for the years ended December 31, 2006 through 2008 from our audited consolidated financial statements. The summary consolidated financial information as of and for the three months ended March 31, 2008 and 2009 has been derived from our unaudited consolidated financial statements. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2009. You should read this information in conjunction with our consolidated financial statements and the related notes contained in our annual and quarterly reports that we have filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information in those statements. Historical results are not necessarily indicative of the results to be expected in the future.

(In thousands, except per share and per share data)	Year ended December 31,			Three months ended March 31,
	2006	2007	2008	2008	2009
Consolidated statements of operations data
Collaboration revenue	$—	$—	$12,578	$—	$16,340
Operating expenses(1):
Research and development	11,825	23,399	54,895	11,956	15,776
Selling, general and administrative	4,321	10,364	21,865	3,953	6,305

Total operating expenses	16,146	33,763	76,760	15,909	22,081

Loss from operations	(16,146)	(33,763)	(64,182)	(15,909)	(5,741)
Interest and other income and (expense), net	785	2,022	1,724	381	560

Loss before provision for income taxes	(15,361)	(31,741)	(62,458)	(15,528)	(5,181)
Provision for income taxes	2	2	2	2	428

Net loss	(15,363)	(31,743)	(62,460)	(15,530)	(5,609)

Basic and diluted net loss per share	$(0.63)	$(1.14)	$(2.12)	$(0.54)	$(0.19)

Shares used in computing basic and diluted net loss per share	24,247,522	27,932,309	29,478,319	28,846,698	30,105,069

(1)	Includes non-cash charges for stock-based compensation expense as follows:

	Year ended December 31,			Three months ended March 31,
(In thousands)	2006	2007	2008	2008	2009
Research and development	$1,025	$2,040	$4,216	$927	$1,414
Selling, general and administrative	1,424	3,853	4,331	1,210	1,221

The as adjusted column in the consolidated balance sheet data below gives effect to the sale of 2,750,000 shares of common stock by us in this offering at the public offering price of $21.00 per share, after deducting the estimated underwriting discount and estimated offering expenses we expect to pay.

As of March 31, 2009 (in thousands)	Actual	As adjusted
	(unaudited)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$200,688	$254,723
Working capital	128,832	182,867
Total assets	211,942	265,977
Accumulated deficit	(128,269)	(128,269)
Total stockholders’ equity	$35	$54,070

Risk factors

An investment in our common stock offered through this prospectus supplement and the accompanying prospectus involves certain risks. You should carefully consider the specific risks relating to this offering set forth below and relating to our business, our product candidates, our intellectual property, and ownership of our common stock, set forth below, before making an investment decision. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

Risks Related to Our Business

We have incurred net losses since inception, expect to incur increasingly large losses in the future as we expand our development activities and may never achieve sustained revenues or profitability.

Our only revenue to date has been collaboration revenue under our collaboration agreement with Pfizer. We have not completed development of any of our product candidates and do not expect that any of our present or future product candidates will be commercially available for a number of years, if at all. We have incurred losses since inception and expect to continue to incur substantial and increasing losses for the foreseeable future as we increase our spending to finance clinical and preclinical studies of our existing product candidates, the evaluation, acquisition and development of additional product candidates, additional headcount and the costs associated with operating as a public company. Our operating losses have had, and will continue to have, an adverse impact on our working capital, total assets and stockholders’ equity. We do not know when or if we will ever generate any additional revenue, including any additional collaboration revenue under our Collaboration Agreement with Pfizer, or become profitable because of the significant uncertainties with respect to our ability to generate product revenue from and obtain approval from the FDA for any of our current or future product candidates.

Because we depend on financing from third parties for our operations, our business may fail if such financing becomes unavailable or is offered on commercially unreasonable terms.

To date, we have financed our operations primarily through the sale of our debt and equity securities and from the $225 million up-front payment we received pursuant to our collaboration agreement with Pfizer. We believe that our existing capital resources and interest thereon, including the $225 million up-front payment we received from Pfizer in October 2008, will be sufficient to meet our current operating requirements for at least the next 12 months. However, if we change our development plans, acquire rights to new product candidates or cannot find third party collaborators for our other product candidates, we may need additional capital sooner than we expect. Our future capital requirements will depend on many factors, including without limitation:

•	the scope and results of our preclinical and clinical trials;

•	whether we experience delays in our preclinical and clinical development programs, or slower than anticipated product development;

•	whether opportunities to acquire additional product candidates arise and the costs of acquiring and developing those product candidates;

•	whether we are able to enter into additional third party collaborative partnerships to develop and/or commercialize any of our product candidates on terms that are acceptable to us;

•

the timing and requirements of, and the costs involved in, conducting studies required to obtain regulatory approvals for our product candidates from the FDA and comparable foreign regulatory agencies;

•

the availability of third parties to perform the key development tasks for our product candidates, including conducting preclinical and clinical studies and manufacturing our product candidates to be tested in those studies and the associated costs of those services;

•

the costs involved in preparing, filing, prosecuting, maintaining, defending the validity of and enforcing, patent claims and other costs related to patent rights and other intellectual property rights, including litigation costs and the results of such litigation.

We may not be able to obtain additional financing when we need it on acceptable terms or at all. If we cannot raise funds on acceptable terms, we may not be able to continue developing our product candidates, acquire or develop additional product candidates or respond to competitive pressures or unanticipated requirements. For these reasons, any inability to raise additional capital when we require it would seriously harm our business.

Our business strategy depends on our ability to identify and acquire additional product candidates which we may never acquire or identify for reasons that may not be in our control, or are otherwise unforeseen or unforeseeable to us.

A key component of our business strategy is to diversify our product development risk by identifying and acquiring new product opportunities for development. However, we may not be able to identify promising new technologies. In addition, the competition to acquire promising biomedical technologies is fierce and many of our competitors are large, multinational pharmaceutical, biotechnology and medical device companies with considerably more financial, development and commercialization resources and experience than we have. Thus, even if we succeed in identifying promising technologies, we may not be able to acquire rights to them on acceptable terms or at all. If we are unable to identify and acquire new technologies, we will be unable to diversify our product risk. We believe that any such failure would have a significant negative impact on our prospects because the risk of failure of any particular development program in the pharmaceutical field is high.

Because we depend on our management to oversee the execution of development plans for our existing product candidates and to identify and acquire promising new product candidates, the loss of any of our executive officers would harm our business.

Our future success depends upon the continued services of our executive officers. We are particularly dependent on the continued services of David Hung, M.D., our president and chief executive officer and a member of our board of directors. Dr. Hung identified all of our existing product candidates for acquisition and has primary responsibility for identifying and evaluating other potential product candidates. We believe that Dr. Hung’s services in this capacity would be difficult to replace. None of our executive officers is bound by an employment agreement for any specific term and they may terminate their employment at any time. In addition, we do not have “key person” life insurance policies covering any of our executive officers. The loss of the services of any of our executive officers could delay the development of our existing product candidates and delay or preclude the identification and acquisition of new product candidates, either of which events could harm our business.

Our reliance on third parties for the operation of our business may result in material delays, cost overruns and/or quality deficiencies in our development programs.

We rely on outside vendors to perform key product development tasks, such as conducting preclinical and clinical studies and manufacturing our product candidates at appropriate scale for preclinical and clinical trials and, in situations where we are unable to transfer those responsibilities to a corporate partner, for commercial use as well. In order to manage our business successfully, we will need to identify, engage and properly manage qualified external vendors who will perform these development activities. For example, we need to monitor the activities of our vendors closely to ensure that they are performing their tasks correctly, on time, on budget and in compliance with strictly enforced regulatory standards. Our ability to identify and retain key vendors with the requisite knowledge is critical to our business and the failure to do so could negatively impact our business. Because all of our key vendors perform services for other clients in addition to us, we also need to ensure that they are appropriately prioritizing our projects. If we fail to manage our key vendors well, we could incur material delays, cost overruns or quality deficiencies in our development programs, as well as other material disruptions to our business.

Future interest income and value of our investments may be impacted by further declines in interest rates and broader effect of the recent disruption of credit markets.

While we are conservative in our investment policies and have invested the $225 million payment from Pfizer in short-term U.S. Treasury securities and in money market funds consisting solely of short-term U.S. Treasury securities, the interest paid on this type of investment and the value of certain securities may decline in the future as credit markets continue to adjust to the current global financial crisis.

Risks Related to Our Product Development Candidates

Our product candidates require extensive, time consuming and expensive preclinical and clinical testing to establish safety and efficacy. We may never attract additional partners for our technologies or receive marketing approval in any jurisdiction.

The research and development of pharmaceuticals is an extremely risky industry. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Except for Dimebon’s approval in Russia as an antihistamine, which is not a commercially attractive opportunity for us, none of our product candidates is currently approved for sale anywhere in the world and none of them may ever receive such approval. The process of conducting the preclinical and clinical testing required to establish safety and efficacy and obtain marketing approval is expensive, uncertain and takes many years. If we are unable to complete preclinical or clinical trials of any of our current or future product candidates, or if the results of these trials are not satisfactory to convince regulatory authorities or partners of their safety or efficacy, we will not be able to attract additional partners or obtain marketing approval for any product candidates. Furthermore, even if we or our partners are able to obtain marketing approvals for any of our product candidates, those approvals may be for indications that are not as broad as desired, or may contain other limitations that would adversely affect our ability to generate revenue from sales of those products. If this occurs, our business will be materially harmed and our ability to generate revenue will be severely impaired.

Positive results in any of our clinical trials, including our first pivotal clinical trial of Dimebon in Alzheimer’s disease, may not be predictive of future clinical trial results.

Even where we achieve positive results in clinical trials, including our first pivotal clinical trial of Dimebon in Alzheimer’s disease conducted in Russia, we do not know whether subsequent clinical trials, including the confirmatory Phase 3 pivotal Alzheimer’s disease clinical trial currently underway in the United States, Europe and South America will also generate positive results. Product candidates in clinical trials, including Phase 3 clinical trials, often fail to show the desired safety and efficacy traits despite having progressed successfully through prior stages of preclinical and clinical testing. In addition, we do not know whether interim results from any of our ongoing clinical trials, including the interim results of our Phase 1-2 clinical trial of MDV3100 in castration-resistant prostate cancer, will be predictive of final results of any such trial.

We are dependent upon our collaborative relationship with Pfizer to further develop, manufacture and commercialize Dimebon. There may be circumstances that delay or prevent Pfizer’s ability to develop, manufacture and commercialize Dimebon.

In September 2008, we announced that we had entered into a collaboration agreement with Pfizer for the development, manufacture and commercialization of Dimebon to treat Alzheimer’s disease and Huntington’s disease. We are dependent on Pfizer for developing, manufacturing and commercializing Dimebon. Under the agreement, Pfizer is responsible for development and seeking regulatory approval for, and commercialization of, Dimebon outside the United States, and is responsible for all manufacture of product for both clinical and commercial purposes. In the United States, we and Pfizer are responsible for jointly developing and commercializing Dimebon, and we will share the costs, profits and losses on a 60%/40% basis, with Pfizer assuming the larger share.

We are subject to a number of risks associated with our dependence on our collaborative relationship with Pfizer, including:

•	adverse decisions by Pfizer regarding the amount and timing of resource expenditures for the development and commercialization of Dimebon;

•	possible disagreements as to the timing, nature and extent of our development plans, including clinical trials or regulatory approval strategy;

•	the right of Pfizer to terminate its collaboration agreement with us on limited notice for its convenience;

•	loss of significant rights if we fail to meet our obligations under the collaboration agreement;

•

withdrawal of support by Pfizer following the development or acquisition by it of competing products, including advances in the development of competing Alzheimer’s disease development candidates that Pfizer already has in its portfolio, or change of Pfizer corporate strategy;

•	changes in key management personnel at Pfizer that are members of the collaboration’s various operating committees; and

•	possible disagreements with Pfizer regarding the collaboration agreement or ownership of proprietary rights.

Due to these factors and other possible disagreements with Pfizer, we may be delayed or prevented from further developing, manufacturing or commercializing Dimebon, or we may become involved in litigation or arbitration, which would be time consuming and expensive.

The term of our collaboration agreement with Pfizer extends, on a country by country basis, until Pfizer no longer is obligated to pay us royalties for countries outside the United States, or no longer sells the product in the United States. If Pfizer were to unilaterally terminate our collaborative relationship, we would need to undertake development, manufacturing and marketing activities for Dimebon solely at our own expense and/or seek another partner for some or all of these activities, worldwide. If we pursued these activities on our own, it would significantly increase our capital and infrastructure requirements and might limit the indications we are able to pursue and could prevent us from effectively developing and commercializing Dimebon. If we sought to find another pharmaceutical company partner for some or all of these activities, we may not be successful in such efforts, or they may result in a collaboration that has us expending greater funds and efforts than our current relationship with Pfizer.

We are dependent on the efforts of and funding by Pfizer for the development of Dimebon.

Under the terms of the collaboration agreement, we and Pfizer must agree on any changes to the development plan for Dimebon that is set forth in the collaboration agreement. If we and Pfizer cannot agree, clinical trial progress could be significantly delayed or halted. Subject to certain limitations set forth in the collaboration agreement, Pfizer is generally free to terminate the agreement at its discretion on limited notice to us. If Pfizer terminates its co-funding of Dimebon development, we may be unable to fund the development costs on our own and may be unable to find a new collaborator, which could cause our business to fail. In the event of an uncured material breach of the agreement by us, Pfizer may elect either to terminate the agreement or to keep the agreement in place, but terminate our right to participate in development, commercialization (other than co-promoting Dimebon, which right Pfizer may terminate only if our uncured material breach pertains to our exercise of that right) and other activities for Dimebon, including the joint committees and decision making for Dimebon. If Pfizer terminates our right to participate in such activities, we would be entirely dependent on Pfizer’s actions with respect to the development and commercialization of Dimebon. In addition, under our agreement Pfizer is solely responsible for the development and regulatory approval of Dimebon outside the United States, so we are entirely dependent on Pfizer for the successful completion of those activities.

The financial returns to us, if any, under our collaboration agreement with Pfizer depend in large part on the achievement of development and commercialization milestones, plus a share of any profits from sales in the United States and royalties from sales outside the United States. Therefore, our success, and any associated financial returns to us and our investors, will depend in large part on the performance of Pfizer under the agreement. If Pfizer fails to perform or satisfy its obligations to us, the development, regulatory approval or commercialization of Dimebon would be delayed or may not occur and our business and prospects could be materially and adversely affected for that reason.

We are dependent on the efforts of Pfizer to market and promote Dimebon.

Under our collaboration with Pfizer, we and Pfizer will co-promote Dimebon to specialty physicians in the United States and Pfizer will promote Dimebon to primary care physicians in the United States. Outside the United States, Pfizer will solely promote Dimebon. We are thus solely dependent on Pfizer to successfully promote Dimebon to primary care physicians in the United States and to all customers outside of the United States and are partially dependent on Pfizer to successfully promote Dimebon to specialty physicians in the United States. We have limited ability to direct Pfizer in its commercialization of Dimebon in any country, including the United States. If Pfizer fails to adequately market and promote Dimebon, whether inside or outside of the United States, we may be unable to obtain any remedy against Pfizer. If this were to happen, sales of Dimebon may be harmed, which would negatively impact our business, results of operations, cash flows and liquidity.

We will need to hire additional employees in order to complete development of, and co-promote, Dimebon. Any inability to manage future growth could harm our ability to develop and commercialize Dimebon, comply with our obligations under our collaboration agreement with Pfizer, increase our costs and adversely impact our ability to compete effectively.

In order to complete development of and co-promote Dimebon with Pfizer, we will need to expand the number of our clinical, commercial and administrative personnel. We will need to hire additional clinical development personnel in order to perform our share of the expanded Phase 3 development program for Dimebon that we and Pfizer announced in November 2008. In addition, should Dimebon receive marketing approval in the United States and should we exercise our co-promotion option, we would need to hire a substantial number of commercial and medical affairs personnel, including field based sales and medical affairs representatives. We would also need to increase our finance and other administrative headcount to support these expanded development and commercialization operations. The competition for qualified personnel in the biotechnology field is intense. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to develop and commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. Should we be unable to do this, we may not be able to comply with our contractual obligations to Pfizer under the collaboration agreement, or to successfully develop or commercialize Dimebon.

We are dependent on Pfizer to manufacture clinical and commercial requirements of Dimebon, which could result in the delay of clinical trials or regulatory approval or lost sales.

Under our collaboration agreement with Pfizer, after a transition period Pfizer has the primary right and responsibility to supply Dimebon for clinical trials and all commercial requirements pursuant to a joint manufacturing plan. Consequently, we are, and expect to remain, dependent on Pfizer to manufacture Dimebon. Pfizer may encounter difficulties in production scale-up, including problems involving production yields, quality control and quality assurance, and shortage of qualified personnel. Pfizer may not perform as agreed or may default in its obligations to supply clinical trial supplies and/or commercial product. Pfizer may fail to deliver the required quantities of our products or product candidates on a timely basis. Any such failure by Pfizer could delay our future clinical trials and our applications for regulatory approval, or could impair our ability to meet the market demand for Dimebon and therefore result in decreased sales. If Pfizer does not adequately perform, we may be forced to incur additional expenses, delays, or both, to arrange for other third parties to manufacture products on our behalf, as we do not have any internal manufacturing capabilities.

If Pfizer’s business strategy changes, it may adversely affect our collaborative relationship.

Pfizer may change its business strategy. Decisions by Pfizer to either reduce or eliminate its participation in the Alzheimer’s field, to emphasize other competitive agents currently in its portfolio at the expense of Dimebon, or to add additional competitive agents to its portfolio, could reduce its financial incentive to continue to develop, seek regulatory approval for, or commercialize Dimebon. For example, in January 2009, Pfizer signed an agreement to merge with Wyeth which is co-developing an Alzheimer’s disease product candidate that, like Dimebon, is currently in Phase 3 development. A change in Pfizer’s business strategy may adversely affect activities under our collaboration agreement with Pfizer, which could cause significant delays and funding shortfalls impacting the activities under the collaboration and seriously harming our business.

Our industry is highly regulated by the FDA, and comparable foreign regulatory agencies. We must comply with extensive, strictly enforced regulatory requirements in order to develop and obtain marketing approval for any of our product candidates.

Before we, Pfizer or our potential future partners can obtain regulatory approval for the sale of our product candidates, our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. The preclinical and clinical trials of any product candidates that we develop must comply with regulation by numerous federal, state and local government authorities in the United States, principally the FDA, and by similar agencies in other countries. We will be required to obtain and maintain an effective investigational new drug application to commence human clinical trials in the United States and must obtain and maintain additional regulatory approvals before proceeding to successive phases of our clinical trials. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information for each therapeutic indication to establish the product candidate’s safety and efficacy for its intended use. It takes years to complete the testing of a new drug or medical device and development delays and/or failure can occur at any stage of testing. Any of our present and future clinical trials may be delayed or halted due to any of the following:

•	any preclinical test or clinical trial may fail to produce safety and efficacy results satisfactory to the FDA or foreign regulatory authorities;

•	preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•

negative or inconclusive results from a preclinical test or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

•

the FDA or foreign regulatory authorities can place a clinical hold on a trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•

the FDA might not approve the clinical processes or facilities that we utilize, or the processes or facilities of our consultants, including without limitation the vendors who will be manufacturing drug substance and drug product for us or any potential collaborators;

•

any regulatory approval we, Pfizer or any potential future collaborators ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable; and

•

we may encounter delays or rejections based on changes in FDA policies or the policies of foreign regulatory authorities during the period in which we develop a product candidate or the period required for review of any final regulatory approval before we are able to market our product candidates.

Furthermore, as is typically the case at this stage of the regulatory review process, the FDA has not yet performed an in-depth review of our preclinical and clinical data. Any views the FDA has expressed to us thus remain subject to change, including the view that our previously completed trial conducted in Russia can be used as one of the two pivotal studies required to support the approval of Dimebon to treat mild-to-moderate Alzheimer’s disease, as long as a significant proportion of the sites in the confirmatory Phase 3 trial are located in the United States.

Enrollment of patients in clinical trials is often an expensive and time-consuming process, and could result in significant delays, cost overruns, or both, in our product development activities.

We may encounter delays in enrolling a sufficient number of patients to complete our clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop Dimebon or any other product candidates.

Although we have entered into a collaboration agreement with Pfizer for Dimebon, we have not yet partnered any of our other product development candidates with third party collaborators, and we cannot control whether we will be able to do so on favorable terms or at all.

Our business strategy relies in part on potentially partnering successful product development candidates with larger companies to complement our internal development and commercialization efforts. We may also be required to enter into collaborative relationships to complement our internal efforts, whether in research and development, manufacturing or commercialization and/or to generate necessary financing. It may be difficult for us to find third parties that are willing to enter into such transactions on acceptable economic terms or at all. We also will be competing with many other companies as we seek partners for our product candidates and we may not be able to compete successfully against those other firms. If we are not able to enter into collaboration transactions for our other product development candidates, we would be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at our own expense and risk. If we are unable to finance and/or successfully execute those expensive activities, our business and prospects would be materially and adversely harmed for that reason.

We expect that the financial returns to us in any collaboration agreement would depend in large part on the achievement of development and/or commercialization milestones for, and royalties, co-promotion fees or other payments based upon sales of, our product candidates. Therefore, our success, and any associated financial returns to us and our investors, will depend on the ability of Pfizer and any of our future collaborators to obtain and maintain regulatory approvals from the FDA and other foreign regulatory agencies and successfully commercialize our product candidates. We may also be dependent on our collaborators for the commercial scale manufacture, distribution, sales, marketing and reimbursement of our product candidates. These collaborators may not be successful. If Pfizer or any future collaborator terminates its collaboration with us or fails to perform or satisfy its obligations to us, the development, regulatory approval or commercialization of our product candidates would be delayed or may not occur and our business and prospects could be materially and adversely affected for that reason.

If our product candidates cannot be manufactured in a cost-effective manner and in compliance with current good manufacturing practices and other applicable regulatory standards, they will not be commercially successful.

All pharmaceutical and medical device products in the United States, Europe and other countries must be manufactured in strict compliance with current good manufacturing practices, or cGMP, and other applicable regulatory standards. Establishing a cGMP-compliant process to manufacture pharmaceutical and medical device products involves significant time, cost and uncertainty. Furthermore, in order to be commercially viable, any such process would have to yield product on a cost-effective basis, using raw materials that are commercially available on acceptable terms. We face the risk that our contract manufacturers may have interruptions in raw material supplies, be unable to comply with strictly enforced regulatory requirements, or for other reasons beyond their or our control, be unable to complete their manufacturing responsibilities on time, on budget, or at all. Under our collaboration agreement with Pfizer, Pfizer is responsible for all manufacture of Dimebon for both clinical and commercial purposes, but we cannot guarantee that Pfizer will be able to manufacture Dimebon in a timely manner or at all. Furthermore, neither Dimebon nor MDV3100 has been manufactured at commercial-scale under cGMP-compliant conditions. We thus cannot guarantee that commercial-scale cGMP manufacture of Dimebon and/or MDV3100 will be possible, on a cost-effective basis or at all, which would materially and adversely affect the value of these programs.

Any of our product development candidates that receive marketing approval will face significant competition from other approved products, including generic products and products with more convenient dosing regimens, and other products in development.

The biopharmaceutical industry is intensely competitive in general. Furthermore, our business strategy is to target large unmet medical needs, and those markets are even more highly competitive. For example, there are four branded drugs and one generic drug currently marketed to treat Alzheimer’s disease. These drugs are all dosed once or twice per day, while Dimebon was dosed three times per day in our first pivotal clinical trial and is being dosed three times per day in all of our ongoing and planned Phase 3 trials. This difference in dosing regimen may make Dimebon less competitive than alternative Alzheimer’s disease drugs if Dimebon receives marketing approval based on a thrice per day dosing regimen. In addition, one of the four branded Alzheimer’s disease drugs has already lost patent protection, and the other three branded drugs are expected to lose patent protection between 2010 and 2015. Such loss of patent protection typically results in the entry of generic competition for, and significant reductions in the commercial pricing of, those approved drugs. A generic version of one Alzheimer’s disease drug received FDA marketing approval in 2008. This development would put significant competitive pressure on the prices we or our potential partners could charge for Dimebon should it ever be approved. Companies marketing currently approved Alzheimer’s disease therapeutics include some of the world’s largest and most experienced pharmaceutical companies, such as Novartis AG and Johnson & Johnson. Pfizer also already markets a currently approved Alzheimer’s disease drug. In addition, in January 2009, Pfizer signed an agreement to merge with Wyeth which is co-developing an Alzheimer’s disease product candidate that, like Dimebon, is currently in Phase 3 development. There are also dozens of additional small molecule and recombinant protein candidates in development targeting the clinical indications we are pursuing, particularly Alzheimer’s disease and CRPC, including compounds already in Phase 3 clinical trials and one compound for which positive Phase 3 results in CRPC were reported in April 2009. One or more such compounds may be approved in each of our target indications before any of our product candidates could potentially be approved. Most, if not all, of these competing drug development programs are being conducted by pharmaceutical and biotechnology companies with considerably greater financial resources, human resources and experience than ours. Any of our product candidates that receives regulatory approval will face significant competition from both approved drugs and from any of the drugs currently under development that may subsequently be approved. Bases upon which our product candidates would have to compete successfully include efficacy, safety, price and cost-effectiveness. In addition, our product candidates would have to compete against these other drugs with several different categories of decision makers, including physicians, patients, government and private third-party payors, technology assessment groups and patient advocacy organizations. Even if one of our product candidates is approved, we cannot guarantee that we, Pfizer or any of our potential future partners will be able to compete successfully on any of these bases. Any future product candidates that we may subsequently acquire will face similar competitive pressures. If we or our partners cannot compete successfully on any of the bases described above, our business will not succeed.

Any of our product candidates that is eventually approved for sale may not be commercially successful if not widely-covered and appropriately reimbursed by third-party payors.

Third-party payors, including public insurers such as Medicare and Medicaid and private insurers, pay for a large share of health care products and services consumed in the United States. In Europe, Canada and other major international markets, third-party payors also pay for a significant portion of health care products and services and many of those countries have nationalized health care systems in which the government pays for all such products and services and must approve product pricing. Even if approved by the FDA and foreign regulatory agencies, our product candidates are unlikely to achieve commercial success unless they are covered widely by third-party payors and reimbursed at a rate which generates an acceptable commercial return for us and any collaborative partner. It is increasingly difficult to obtain coverage and acceptable reimbursement levels from third-party payors and we may be unable to achieve these objectives. Achieving coverage and acceptable reimbursement levels typically involves negotiating with individual payors and is a time-consuming and costly process. In addition, we would face competition in such negotiations from other approved drugs against which we compete, which may include other approved drugs marketed by Pfizer, and the marketers of such other drugs are likely to be significantly larger than us and therefore enjoy significantly more negotiating leverage with respect to the individual payors than we may have. The competition for coverage and reimbursement level with individual payors will be particularly intense for Dimebon, if approved to treat Alzheimer’s disease, because all four currently marketed Alzheimer’s disease drugs are expected to lose patent protection prior to, or shortly following, Dimebon’s potential commercial launch, and thus are likely to be available at generic price levels that are more attractive to individual payors. One such drug already has lost patent protection and a generic version is on the market. Our commercial prospects would be further weakened if payors approved coverage for our product candidates only as second- or later-line treatments, or if they placed any of our product candidates in tiers requiring unacceptably high patient co-payments. Failure to achieve acceptable coverage and reimbursement levels could materially harm our or our partner’s ability to successfully market our product candidates.

We may be subject to product liability or other litigation, which could result in an inefficient allocation of our critical resources, delay the implementation of our business strategy and, if successful, materially and adversely harm our business and financial condition as a result of the costs of liabilities that may be imposed thereby.

Our business exposes us to the risk of product liability claims that is inherent in the development of pharmaceutical products. If any of our product candidates harms people, or is alleged to be harmful, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, corporate partners or others. We have product liability insurance covering our ongoing clinical trials, but do not have insurance for any of our other development activities. If we are unable to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims, we may be exposed to significant litigation costs and liabilities, which may materially and adversely affect our business and financial position. If we are sued for injuries allegedly caused by any of our product candidates, our litigation costs and liability could exceed our total assets and our ability to pay. In addition, we may from time to time become involved in various lawsuits and legal proceedings which arise in the ordinary course of our business. Any litigation to which we are subject could require significant involvement of our senior management and may divert management’s attention from our business and operations. Litigation costs or an adverse result in any litigation that may arise from time to time may adversely impact our operating results or financial condition.

Risks Related to Intellectual Property

Intellectual property protection for our product candidates is crucial to our business, and is subject to a significant degree of legal risk—particularly in the life sciences industry.

The success of our business will depend in part on our ability to obtain and maintain intellectual property protection—primarily patent protection—of our technologies and product candidates, as well as successfully defending these patents against third-party challenges. We and our collaborators will only be able to protect our technologies and product candidates from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us or our potential future collaborators to gain or keep our competitive advantage.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Further, changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property rights. Accordingly, we cannot predict the breadth of claims that may be granted or enforced for our patents or for third-party patents that we have licensed. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents;

•

our issued patents and future issued patents, or those of our licensors, may not provide a basis for protecting commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties and invalidated or rendered unenforceable; and

•	we may not develop additional proprietary technologies or product candidates that are patentable.

Our existing and any future patent rights may not adequately protect any of our product candidates, which could prevent us from ever generating any revenues or profits.

We cannot guarantee that any of our pending or future patent applications will mature into issued patents, or that any of our current or future issued patents will adequately protect our product candidates from competitors. For example, there is a large body of prior art, including multiple issued patents and published patent applications, disclosing molecules in the same chemical class as our MDV300 series compounds. Since our MDV300 series compounds include approximately 170 specific molecules, we expect that some members of this series may not be patentable in light of this prior art, or may infringe the claims of patents presently issued or issued in the future. Furthermore, we also cannot guarantee that any of our present or future issued patents will not be challenged by third parties, or that they will withstand any such challenge. If we are not able to obtain adequate protection for, or defend, the intellectual property position of our technologies and product candidates, then we may not be able to attract collaborators to acquire or partner our development programs. Further, even if we can obtain protection for and defend the intellectual property position of our technologies and product candidates, we or any of our potential future collaborators still may not be able to exclude competitors from developing or marketing competing drugs. Should this occur, we and our potential future collaborators may not generate any revenues or profits from our product candidates or our revenue or profits would be significantly decreased.

We could become subject to litigation or other challenges regarding intellectual property rights, which could divert management attention, cause us to incur significant costs, prevent us from selling or using the challenged technology and/or subject us to competition by lower priced generic products.

In recent years, there has been significant litigation in the United States and elsewhere involving pharmaceutical patents and other intellectual property rights. In particular, generic pharmaceutical manufacturers have been very aggressive in challenging the validity of patents held by proprietary pharmaceutical companies, especially if these patents are commercially significant. If any of our present or future product candidates succeed, we may face similar challenges to our existing or future patents. For example, in the prosecution of our issued United States patents claiming the use of Dimebon and certain related compounds to treat neurodegenerative diseases, including Alzheimer’s disease, the prior owners missed a filing deadline with the U.S. Patent & Trademark Office, or PTO, which resulted in the patent application being deemed abandoned. The prior owners petitioned the PTO to revive the patent application alleging that missing the deadline was unintentional and the PTO approved the petition and issued the patent. However, as with any other decision the PTO makes, this decision could be challenged in subsequent litigation in an attempt to invalidate this issued United States patent and any other United States patent that may issue based on the same patent application. If a generic pharmaceutical company or other third party were able to successfully invalidate any of our present or future patents, any of our product candidates that may ultimately receive marketing approval could face additional competition from lower priced generic products that would result in significant price and revenue erosion and have a significantly negative impact on the commercial viability of the affected product candidate(s).

In the future, we may be a party to litigation to protect our intellectual property or to defend our activities in response to alleged infringement of a third party’s intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation, or a narrowing of the scope, of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to litigate and resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	discontinue our products that use the challenged intellectual property; or

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all.

If we are forced to take any of these actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance does not cover potential claims of this type.

In addition, our patents and patent applications, or those of our licensors, could face other challenges, such as interference proceedings, opposition proceedings and re-examination proceedings. Any such challenge, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of our patents and patent applications subject to the challenge. Any such challenges, regardless of their success, would likely be time-consuming and expensive to defend and resolve and would divert our management’s time and attention.

We may in the future initiate claims or litigation against third parties for infringement in order to protect our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel and we may not prevail in making these claims.

We may need to obtain licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time we may be required to license technology from third parties to develop our existing and future product candidates. For example, in our industry there are a large number of issued patents and published patent applications with claims to treating diseases generically through use of any product that produces one or more biological activities—such as inhibiting a specific biological target. We are aware of several such issued patents relating to Alzheimer’s disease and expect to continue to encounter such patents relating to other diseases targeted by our present and future product candidates. We have not conducted experiments to analyze whether, and we have no evidence that, any of our product candidates produce the specific biological activities covered in any of the issued patents or published patent applications of which we are presently aware. We have not sought to acquire licenses to any such patents. In addition, the commercial scale manufacturing processes that we are developing for our product candidates may require licenses to third party technology. Should we be required to obtain licenses to any third-party technology, including any such patents based on biological activities or required to manufacture our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop any of our product candidates could cause us to abandon any related development efforts, which could seriously harm our business and operations.

We may become involved in disputes with Pfizer or potential future collaborators over intellectual property ownership, and publications by our research collaborators and scientific advisors could impair our ability to obtain patent protection or protect our proprietary information, which, in either case, could have a significant impact on our business.

Inventions discovered under research, material transfer or other such collaborative agreements, including our collaboration agreement with Pfizer, may become jointly owned by us and the other party to such agreements in some cases and the exclusive property of either party in other cases. Under some circumstances, it may be difficult to determine who owns a particular invention, or whether it is jointly owned, and disputes could arise regarding ownership of those inventions. These disputes could be costly and time consuming and an unfavorable outcome could have a significant adverse effect on our business if we were not able to protect or license rights to these inventions. In addition, our research collaborators and scientific advisors generally have contractual rights to publish our data and other proprietary information, subject to our prior review. Publications by our research collaborators and scientific advisors containing such information, either with our permission or in contravention of the terms of their agreements with us, may impair our ability to obtain patent protection or protect our proprietary information, which could significantly harm our business.

Trade secrets may not provide adequate protection for our business and technology.

We also rely on trade secrets to protect our technology, especially where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our or our potential collaborators’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our information to competitors. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, if our competitors independently develop equivalent knowledge, methods or know-how, it will be more difficult or impossible for us to enforce our rights and our business could be harmed.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile, and our stockholders’ investment in our stock could decline in value.

The market prices for our securities and those of other life sciences companies have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this prospectus and prospectus supplement, may have a significant impact on the market price of our common stock:

•	the receipt or failure to receive the additional funding necessary to conduct our business;

•	the progress and success of preclinical studies and clinical trials of our product candidates conducted by us, Pfizer or our future collaborative partners or licensees, if any;

•	selling by existing stockholders and short-sellers;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaboration with Pfizer or any future collaborations;

•	publicity regarding us, our product candidates or those of our competitors, including research reports published by securities analysts;

•	regulatory developments in the United States and foreign countries;

•	litigation;

•	economic and other external factors or other disaster or crisis; and

•	period-to-period fluctuations in financial results.

We do not intend to pay dividends on our common stock for the foreseeable future.

We do not expect for the foreseeable future to pay dividends on our common stock. Any future determination to pay dividends on or repurchase shares of our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our success in completing sales or partnerships of our programs, our results of operations, financial condition, capital requirements, contractual restrictions and applicable law.

Our principal stockholders exert substantial influence over us and may exercise their control in a manner adverse to your interests.

Certain stockholders and their affiliates own a substantial amount of our outstanding common stock. These stockholders may have the power to direct our affairs and be able to determine the outcome of certain matters submitted to stockholders for approval. Because a limited number of persons controls us, transactions could be difficult or impossible to complete without the support of those persons. Subject to applicable law, it is possible that these persons will exercise control over us in a manner adverse to your interests.

Provisions of our charter documents, our stockholder rights plan and Delaware law could make it more difficult for a third party to acquire us, even if the offer may be considered beneficial by our stockholders.

Provisions of the Delaware General Corporation Law could discourage potential acquisition proposals and could delay, deter or prevent a change in control. The anti-takeover provisions of the Delaware General Corporation Law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, Section 203 of the Delaware General Corporation Law, unless its application has been waived, provides certain default anti-takeover protections in connection with transactions between the company and an “interested stockholder” of the company. Generally, Section 203 prohibits stockholders who, alone or together with their affiliates and associates, own more than 15% of the subject company from engaging in certain business combinations for a period of three years following the date that the stockholder became an interested stockholder of such subject company without approval of the board or the vote of two-thirds of the shares held by the independent stockholders. Our board of directors has also adopted a stockholder rights plan, or “poison pill,” which would significantly dilute the ownership of a hostile acquirer. Additionally, provisions of our amended and restated certificate of incorporation and bylaws could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders, including without limitation, the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine.

Risks Related to this Offering

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the offering price of $21.00 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $19.36 per share in the net tangible book value of the common stock. If the underwriters exercise their overallotment option, you will experience additional dilution. See “Dilution” for a more detailed discussion of the dilution you will incur in this offering.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We currently anticipate using the net proceeds from this offering for general corporate purposes and to support further development and commercialization of our product development candidates, including our lead product candidate, Dimebon™ and our product candidate MDV3100. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus supplement. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. Pending the use of the proceeds in this offering, we will invest them. However, the proceeds may not be invested in a manner that yields a favorable or any return.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. These forward-looking statements include but are not limited to statements about:

•	our strategy;

•	the progress of our development programs, including clinical testing;

•	sufficiency of our cash reserves;

•	revenues from new collaborations;

•	our research and development and other expenses; and

•	our operations and legal risks.

These forward-looking statements are generally identified by words such as “expect,” “anticipate,” “intend,” “believe,” “hope,” “assume,” “estimate,” “plan,” “will” and other similar words and expressions. Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 and our subsequent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. Although our forward-looking statements reflect good faith beliefs of our management, these statements are based only on facts and circumstances currently known to us. As a result, we cannot guarantee future results, events, levels of activity, performance or achievement as expressed in or implied by our forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus except as required by law. Before deciding to purchase our common stock, you should carefully consider the risk factors discussed here or incorporated by reference, in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference.

Use of proceeds

We estimate that the net proceeds from the sale of all of the 2,750,000 shares of common stock that we are offering will be approximately $54.0 million, based on the offering price of $21.00 per share, after deducting estimated offering expenses payable by us. We currently intend to use the net proceeds from the sale of the common stock offered hereby for general corporate purposes and to support further research, development and commercialization of our product candidates, including our lead product candidate, Dimebon™ and our product candidate MDV3100. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus supplement. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

Dividend policy

We have not paid dividends on our common stock. We currently anticipate that any future earnings will be retained for the continued development of our business and we do not anticipate paying any dividends in the foreseeable future.

Capitalization

The following table sets forth our unaudited capitalization and other data as of March 31, 2009 on:

•	an actual basis; and

•

as adjusted, to give effect to the sale of 2,750,000 shares of common stock in this offering at the public offering price of $21.00 per share, after deducting the estimated underwriting discounts and estimated offering expenses we expect to pay.

You should read this information in conjunction with our consolidated financial statements and other financial information that are included in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

As of March 31, 2009
(in thousands, except per share data)	Actual	Adjusted
	(unaudited)
Stockholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized, no shares issued and outstanding	$—	$—
Common stock, $0.01 par value; 50,000,000 shares authorized, 30,125,556 shares outstanding, actual and 32,875,556 shares outstanding, as adjusted	301	329
Additional paid-in capital	127,800	181,807
Accumulated other comprehensive income	203	203
Accumulated deficit	(128,269)	(128,269)

Total stockholders’ equity	35	54,070

Total capitalization	$35	$54,070

The information above is based on 30,125,556 shares of our common stock outstanding as of March 31, 2009 and does not include:

•	4,892,388 shares of common stock issuable upon exercise of options outstanding as of March 31, 2009, at a weighted average exercise price of $12.90 per share;

•	316,173 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2009, at a weighted average exercise price of $1.94 per share; and

•	18,334 shares of common stock available for grant under our 2004 Equity Incentive Award Plan.

Dilution

If you purchase our common stock in this offering, your interest will be diluted to the extent of the difference between the offering price per share and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of outstanding shares of our common stock on that date.

Our net tangible book value (deficit) (unaudited) at March 31, 2009, was approximately $(00.0) million, or $(0.00) per share, based on 30,125,556 shares of our common stock outstanding as of March 31, 2009. After giving effect to the sale of 2,750,000 shares of common stock by us at the public offering price of $21.00 per share, less the estimated underwriting discount and estimated offering expenses we expect to pay, our net tangible book value (unaudited) at March 31, 2009, would have been approximately $54.0 million, or $1.64 per share. This represents an immediate increase in the net tangible book value of $1.64 per share to existing stockholders and an immediate dilution of $19.36 per share to investors in this offering. The following table illustrates this per share dilution:

Public offering price per share		$21.00
Net tangible book value (deficit) per share as of March 31, 2009	$(0.00)
Increase in net tangible book value per share attributable to new investors	1.64

As adjusted net tangible book value per share after this offering		1.64

Dilution per share to new investors		$19.36

If the underwriters exercise their overallotment option in full, our net tangible book value after this offering would increase to $62.2 million, which represents an increase in the net tangible book value of $1.87 per share to our existing stockholders and an immediate dilution in net tangible book value of $19.13 per share to new investors purchasing shares of common stock in this offering.

The information above is based on 30,125,556 shares of our common stock outstanding as of March 31, 2009 and does not include:

•	4,892,388 shares of common stock issuable upon exercise of options outstanding as of March 31, 2009, at a weighted average exercise price of $12.90 per share;

•	316,173 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2009, at a weighted average exercise price of $1.94 per share; and

•	18,334 shares of common stock available for grant under our 2004 Equity Incentive Award Plan.

Material U.S. federal income tax consequences for non-U.S. holders

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, having a “substantial presence” in the United States, as defined in the Internal Revenue Code of 1986, as amended (the “Code”) and applicable U.S. Treasury regulations. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including:

•	U.S. state or local or any non-U.S. tax consequences;

•	the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities, or partnerships, S corporations and other pass-through entities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment.

The following discussion is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset (generally, property held for investment). Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See the section of this prospectus supplement entitled “Dividend policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Form W-8BEN certifying your eligibility for the lower treaty rate.

Special certification and other requirements apply to certain non-U.S. holders that are claiming eligibility for a lower treaty rate and that are entities rather than individuals. A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

If the dividend is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment that you maintain in the United States, the dividend will generally be exempt from the U.S. federal withholding tax, provided that you supply us with a properly executed Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty on all or a portion of the dividend.

Gain on Dispositions of Common Stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States; in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty on all or a portion of such gain;

•

you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; in this case, you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses), even though you are not considered a resident of the United States; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in this case, subject to the discussion below, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above except that the branch profits tax generally will not apply.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct, indirect and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Information returns will be filed with the U.S. Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Dividends paid to you may be subject to information reporting and U.S. backup withholding. The backup withholding tax rate currently is 28%. You generally will be exempt from such backup withholding if you provide a properly executed Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person who is not exempt from applicable requirements.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, information reporting and, under certain circumstances, backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•

is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish an exemption (and the broker does not have actual knowledge, or reason to know, that you are a U.S. person who is not exempt from applicable requirements).

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption (and the broker does not have actual knowledge, or reason to know, that you are a U.S. person who is not exempt from applicable requirements).

You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds our income tax liability by timely filing a refund claim with the U.S. Internal Revenue Service.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through two underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager of the offering and as the representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

J.P. Morgan Securities Inc.	2,062,500

Wedbush Morgan Securities, Inc.	687,500

Total	2,750,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriter may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price, less a concession not in excess of $0.76 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.25 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 412,500 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified above. The underwriters have 30 days from the date of this prospectus supplement to exercise this overallotment option. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is $1.26 per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per share	$1.26	$1.26
Total	$3,465,000	$3,984,750

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $250,000.

We, our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions (including, for transfers pursuant to certain pre-existing written trading plans under Rule 10b5-1), for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (or enter into any transaction or device, that is designed to, or could be expected to, result in the disposition by an person at any time in the future of), directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) (provided, however, that stock options granted to these parties may be exercised for cash), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, our company issues an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, our company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by the lock up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters and selling group members that may make internet distributions on the same basis as other allocations.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In relation to the United Kingdom, this prospectus is directed only at persons (“relevant persons”) who (i) fall within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (ii) fall within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated. This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons. Recipients of this prospectus are not permitted to transmit it to any other person. The securities are not being offered to the public in the United Kingdom.

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with Directive 2003/71/EC (the “EU Prospectus Directive”), except that it may make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts,

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer, or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive;

provided that no such offer of securities shall result in a requirement for the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State, by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Neither this prospectus supplement nor any offering material relating to our common stock has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”), in France. The underwriters have not offered or sold and will not offer or sell any of our common stock or distribute or cause to be distributed any copies of this prospectus supplement or any offering material relating to our common stock, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the “Décret” of December 29, 1989 regulating financial relations between France and foreign countries, or (b) to qualified investors (“investisseurs qualifiés”), and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

This prospectus supplement and the accompanying prospects are not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act of September 9, 1998 and have not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt fu¨ r Finanzdienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. The underwriters have not offered or sold and will not offer or sell any of our common stock or distribute copies of this prospectus supplement and the accompanying prospects or any document relating to our common stock, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third parties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and by doing so have not taken, and will not take, any steps which would constitute a public offering of our common stock in Germany.

The offering of our common stock in Italy has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly: (i) our common stock cannot be offered, sold or delivered in the Republic of Italy (“Italy”) in a solicitation to the public at large (sollecitazione all’investimento) within the meaning of Article 1 paragraph 1, letter (t) of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”), nor may any copy of this prospectus supplement or any other document relating to our common stock be distributed in Italy, (ii) our common stock cannot be offered, sold and/or delivered, nor may any copy of this prospectus supplement or any other document relating to our common stock be distributed, either in the primary or in the secondary market, to individuals in Italy, and (iii) sales of our common stock in Italy shall only be: (a) negotiated with “Professional Investors” (operatori qualificati), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of July 1, 1998, as amended (“CONSOB Regulation no. 11522”), (b) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Banking Act, the Financial Services Act, CONSOB Regulation no. 11522 and all the other relevant provisions of Italian law, and (c) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering of our common stock has been or will be approved by any Swiss regulatory authority.

Our common stock is traded on the NASDAQ Global Market under the symbol “MDVN.”

Legal matters

The validity of the common stock being offered will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. The underwriters are being represented by Latham & Watkins LLP, Costa Mesa, California.

Where you can find more information

This prospectus supplement is part of a registration statement on Form S–3 that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus supplement, including the exhibits to the registration statement, contains additional information about us and the common stock offered by this prospectus supplement.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our public filings, including reports, proxy and information statements, are also available on the Securities and Exchange Commission’s web site at http://www.sec.gov.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below, and any future filings (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

1. Our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 16, 2009;

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 11, 2009;

3. The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2008 from our definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2009;

4. Our Current Report on Form 8-K dated January 13, 2009 filed with the SEC on January 20, 2009;

5. Our Current Report on Form 8-K dated February 25, 2009 filed with the SEC on February 25, 2009;

6. Our Current Report on Form 8-K dated March 12, 2009 filed with the SEC on March 18, 2009;

7. The description of our common stock set forth in our registration statement on Form 8-A12G, filed with the SEC on June 10, 1996, including any amendments or reports filed for the purposes of updating this description.

To the extent that any statement in this prospectus supplement is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus supplement, the statement in this prospectus supplement shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus supplement, the accompanying prospectus or the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Medivation, Inc.:

Medivation, Inc.

Attn: Investor Relations

201 Spear Street, 3rd Floor

San Francisco, CA 94105

Telephone Number: (415) 543-3470

E-mail: investors@medivation.com

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

Registration No. 333-145122

PROSPECTUS

$100,000,000

Medivation, Inc.

Debt Securities,

Preferred Stock,

Common Stock

and Warrants

We may from time to time sell any combination of debt securities, preferred stock, common stock and warrants to purchase debt securities, shares of preferred stock or shares of common stock described in this prospectus in one or more offerings. The aggregate initial offering price of all securities sold under this prospectus will not exceed $100,000,000.

Our common stock is listed on The Nasdaq Global Market under the symbol “MDVN.” On August 2, 2007, the last reported sale price of our common stock on The Nasdaq Global Market was $16.84 per share.

This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide specific terms of the offering in supplements to this prospectus. The securities offered by this prospectus and any prospectus supplement may be offered directly or to or through underwriters or dealers. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS“ BEGINNING ON PAGE 1.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 20, 2007.

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement that is filed in connection with the offering of the securities included in this registration statement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

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MEDIVATION, INC.

We are a biopharmaceutical company that acquires promising technologies in the late preclinical development phase, and develops them quickly and cost-effectively. Our current portfolio consists of small molecule drugs in clinical development to treat three large, unmet medical needs—Alzheimer’s disease, Huntington’s disease and hormone-refractory prostate cancer. We intend to build and maintain a portfolio of four to six development programs at all times.

Our lead product Dimebon™ is an orally-available small molecule that has been shown to prevent the death of brain cells in preclinical models of Alzheimer’s disease and Huntington’s disease, making it a novel potential treatment for these and other neurodegenerative diseases. Dimebon has successfully completed a Phase 2 clinical trial in Alzheimer’s disease, and is currently in a Phase 2 clinical trial in Huntington’s disease. MDV3100 is the lead clinical development candidate from a library of approximately 170 small molecules we licensed, which were rationally designed to treat hormone-refractory prostate cancer by inhibiting the androgen receptor (AR) in a different manner from currently approved AR antagonist drugs. These approved drugs are ineffective in treating prostate cancers that have become hormone-refractory. MDV3100 is currently in a Phase 1-2 clinical trial in hormone-refractory prostate cancer.

Our offices are located at 201 Spear Street, 3rd Floor, San Francisco, CA 94105, and our telephone number is (415) 543-3470. Medivation was incorporated in Delaware in 1995.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 incorporated by reference herein before making an investment decision. For more information, see “Where You Can Find More Information.”

USE OF PROCEEDS

We will use the net proceeds from our sale of the securities for our general corporate purposes, which may include costs of developing our technologies, making additions to our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of the securities in the applicable prospectus supplement. We have reserved the right to sell or exchange the securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell the securities upon the terms and conditions set forth in the applicable prospectus supplement. If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we or the purchasers of the securities for whom the underwriters may act as agents may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase the securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

The securities may or may not be listed on a national securities exchange. To facilitate the offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more of the securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing the securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of their business for which they receive compensation.

GENERAL DESCRIPTION OF SECURITIES

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $100,000,000 in the aggregate of:

•	our secured or unsecured debt securities, in one or more series, which may be either senior, senior subordinated or subordinated debt securities;

•	shares of our preferred stock, par value $0.01 per share, in one or more series;

•	shares of our common stock, par value $0.01 per share;

•	warrants to purchase our preferred stock or our common stock;

•	warrants to purchase our debt securities; or

•	any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale.

We may issue the debt securities as exchangeable for or convertible into shares of common stock, preferred stock or other securities. The preferred stock may also be exchangeable for and/or convertible into shares of common stock, another series of preferred stock or other securities. The debt securities, the preferred stock, the common stock and the warrants are collectively referred to in this prospectus as the securities. When a particular series of securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our debt securities issued under an indenture to be entered into between us and a trustee to be identified in the applicable prospectus supplement. This prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

The following is a summary of the most important provisions and definitions of the indenture. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

In this description of debt securities, the words “we,” “us,” or “our” refer only Medivation and not to any of our subsidiaries.

General

Debt securities may be issued in separate series without limitation as to aggregate principal amount, though such amount shall be limited by the aggregate principal amount of securities that we may sell under this prospectus. We may specify a maximum aggregate principal amount for the debt securities of any series.

The prospectus supplement will set forth:

•	whether the debt securities will be senior or subordinated;

•	the offering price;

•	the form and terms of any guarantee of any debt securities;

•	the title;

•	any limit on the aggregate principal amount;

•	the person who shall be entitled to receive interest, if other than the record holder on the record date;

•	the date the principal will be payable;

•	the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates;

•	the place where payments may be made;

•	any mandatory or optional redemption provisions;

•	if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula;

•

if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable, whether we or the holder may elect payment to be made in a different currency and the manner in which the exchange rate with respect to these payments will be determined;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•

whether the debt securities will be issued in bearer or fully registered form (and if in fully registered form, whether the debt securities will be issuable, in whole or in part, as global debt securities;

•	the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount;

•	if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount;

•	any defeasance provisions if different from those described below under “Defeasance of Debt Securities and Certain Covenants in Certain Circumstances”;

•	any conversion or exchange provisions;

•	any obligation to redeem or purchase the debt securities pursuant to a sinking fund;

•	whether the debt securities will be issuable in the form of a global security;

•	any subordination provisions;

•	any deletions of, or changes or additions to, the events of default or covenants; and

•	any other specific terms of such debt securities.

Unless otherwise specified in the prospectus supplement:

•	the debt securities will be registered debt securities; and

•	registered debt securities denominated in U.S. dollars will be issued in denominations of $2,000 and an integral multiple of $1,000 thereafter.

Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

Exchange and Transfer

Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any potential redemption of debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We may initially appoint the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global Securities

The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary that we will identify in a prospectus supplement;

•	be deposited with the depositary or nominee or custodian; and

•	bear any required legends.

No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary;

•	an event of default is continuing; or

•	any other circumstances described in a prospectus supplement occurs.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities registered in their names;

•	will not be entitled to physical delivery of certificated debt securities; and

•	will not be considered to be holders of those debt securities under the indenture.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or any participant, with respect to interests of persons held by participants on their behalf.

Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary.

The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary’s or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agent

The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

Consolidation, Merger and Sale of Assets

Except as otherwise set forth in the applicable prospectus supplement, we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity;

•	the successor assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	certain other conditions are met.

Events of Default

Unless we inform you otherwise in the prospectus supplement, the indenture will define an event of default with respect to any series of debt securities as one or more of the following events:

(1)	failure to pay principal of or any premium on any debt security of that series when due;

(2)	failure to pay any interest on any debt security of that series for 30 days when due;

(3)	failure to deposit any sinking fund payment within 30 days of when due;

(4)	failure to perform any other covenant in the indenture continued for 90 days after being given the notice required in the indenture;

(5)	our bankruptcy, insolvency or reorganization; and

(6)	any other event of default specified in the prospectus supplement.

An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

If an event of default, other than an event of default described in clause (5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately.

If an event of default described in clause (5) above shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable.

After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder will not have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

(3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security without following the procedures listed in (1) through (3) above.

We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and Waiver

Except as provided in the next two succeeding paragraphs, we and the trustee may make modifications and amendments to the indenture (including, without limitation, through consents obtained in connection with a purchase of, or tender offer or exchange offer for, outstanding securities) and may waive any existing default or event of default (including, without limitation, through consents obtained in connection with a purchase of, or tender offer or exchange offer for, outstanding securities) with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity of any debt security;

•	reduce the principal of, premium, if any, on or interest on any debt security;

•	reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity;

•	reduce the rate of or extend the time for payment of interest on any debt security;

•	change the currency in which any debt security is payable;

•	impair the right to enforce any payment after the stated maturity or redemption date;

•	waive any default or event of default in payment of the principal of, premium on or interest on any debt security;

•	waive a redemption payment or modify any of the redemption provisions of any debt security;

•	adversely affect the right, if any, to convert any debt security; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

Notwithstanding the preceding, without the consent of any holder of outstanding securities, we and the trustee may amend or supplement the indenture:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to provide for the assumption of our obligations to holders of any debt security in the case of a merger or consolidation or sale of all or substantially all of our assets;

•	to make any change that would provide any additional rights or benefits to the holders of securities or that does not adversely affect the legal rights under the indenture of any such holder;

•	to comply with requirements of the Commission in order to effect or maintain the qualification of an indenture under the Trust Indenture Act;

•

to conform the text of the indenture to any provision of the Description of Debt Securities to the extent that such provision in the Description of Debt Securities was intended to be a verbatim recitation of a provision of the indenture;

•	to provide for the issuance of additional securities in accordance with the limitations set forth in the indenture as of the date of the indenture;

•	to allow any guarantor to execute a supplemental indenture with respect to debt securities and to release guarantors in accordance with the terms of the indenture; or

•	to add additional obligors under the indenture and the securities.

The consent of holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge; Defeasance

Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•

we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

The conditions include:

•

depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•

delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

The indenture and the debt securities will be governed by, and construed under, the laws of the State of Delaware.

Regarding the Trustee

The indenture limits the right of the trustee, should it become a creditor of us, to obtain payment of claims or secure its claims.

The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and our Bylaws, copies of which are on file with the Commission as exhibits to registration statements and reports previously filed by us. See “Where You Can Find More Information.”

We have authority to issue 50,000,000 shares of common stock, $0.01 par value per share. As of August 2, 2007, we had 27,795,743 shares of common stock outstanding.

Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock may receive ratably any dividends that the board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be outstanding. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and all shares of common stock to be issued under this prospectus will be fully paid and non-assessable.

See “Certain Anti-Takeover, Limited Liability and Indemnification Provisions” for a description of provisions of our Certificate of Incorporation and Bylaws which may have the effect of delaying changes in our control or management.

Stockholder Rights Plan

Our board of directors has adopted a stockholder rights plan pursuant to a rights agreement dated as of December 4, 2006, between us and American Stock Transfer & Trust Company. One right currently trades with each share of our common stock. The stockholder rights plan provides for the distribution of one right on each share of common stock upon any person becoming an “acquiring person” as described below. Each right entitles the holder to buy 1 /1,000th of a share of our Series C Junior Participating Preferred Stock at an exercise price of $130. Subject to limited exceptions, the rights will become exercisable following the tenth day after a person or group announces the acquisition of 20% or more of our common stock, and thereby becomes an “acquiring person,” or announces commencement of a tender offer or exchange offer, the consummation of which would result in the ownership by the person or group of 20% or more of our common stock. The rights are not exercisable as of August 2, 2007. We will be entitled to redeem the rights at $0.01 per right at any time prior to the time that a person or group becomes an acquiring person. The rights expire on January 3, 2017 unless extended by our board of directors. American Stock Transfer & Trust Company is the rights agent.

Transfer Agent And Registrar

Our common stock is listed on The Nasdaq Global Market under the symbol “MDVN.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF PREFERRED STOCK

We have authority to issue 1,000,000 shares of preferred stock, $0.01 par value per share. As of August 2, 2007, we had 110 shares of preferred stock outstanding.

General

Under our Certificate of Incorporation, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, our board of directors is required by the Delaware General Corporation Law and our Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption (including sinking fund provisions);

•	dividend rights and rates;

•	dissolution;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

All shares of preferred stock offered hereby will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	the procedures for any auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

•	voting rights, if any, of the preferred stock;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material and/or special United States Federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•

any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Rank

Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

•	on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•	junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term “equity securities” does not include convertible debt securities.

Series A Redeemable Preferred Stock

We have authorized 200 shares of Series A Redeemable Preferred Stock, 110 of which are issued and outstanding, which were issued for an aggregate purchase price of $11,000. The Series A Redeemable Preferred Stock is non-voting and does not bear dividends. The right of the holders of the Series A Redeemable Preferred Stock to convert their shares into Common Stock expired unexercised in December 2005. The Series A Redeemable Preferred Stock is redeemable at any time, at the option of the holders thereof, for a redemption price equal to its original purchase price.

Series B Convertible Preferred Stock

We have authorized 1,000,000 shares of Series B Convertible Preferred Stock, none of which is issued and outstanding. In December 2004, we issued 331,925 shares of Series B Convertible Preferred Stock to former stockholders of our subsidiary, Medivation Neurology, Inc., all of which were converted into shares of our common stock in 2005.

Series C Junior Participating Preferred Stock

In connection with the adoption of our stockholder rights plan, our board of directors has designated 50,000 shares of preferred stock as Series C Junior Participating Preferred Stock. Each share of Series C Junior Participating Preferred Stock purchasable upon exercise of the rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend, if any, declared per share of common stock. In the event of our liquidation, dissolution or winding up, the holders of the Series C Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus any accrued but unpaid dividends, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of Series C Junior Participating Preferred Stock will have 1,000 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series C Junior Participating Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. Shares of Series C Junior Participating Preferred Stock will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Series C Junior Participating Preferred Stock, the value of one 1 /1,000th of a share of Series C Junior Participating Preferred Stock purchasable upon exercise of each right should approximate the value of one share of common stock.

D ESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, shares of preferred stock or shares of common stock. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent. The warrant agent will act solely as our agent in connection with the series of warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of the warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, terms and number of shares of debt securities, preferred stock or common stock purchasable upon exercise of the warrants;

•	the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

•	the date, if any, on and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the price at which each share of debt securities, preferred stock or common stock purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of certain federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

Our Board of Directors

Our bylaws provide that the size of the board of directors shall be fixed as determined from time to time by the board and, so long as our company has at least three stockholders, shall be at least three directors. The directors need not be stockholders. The directors are to be elected at the annual meeting of the stockholders and each director elected shall hold office until his successor is elected and qualified. Any director or the entire board of directors may be removed, either with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

Stockholder meetings

Our bylaws provide that the stockholders may not call a special meeting of the stockholders of Medivation, Inc. Instead, special meetings of the stockholders may be called by the president or the chairman of the Board of Directors and shall be called by the president or the secretary at the request in writing of a majority of the board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Stockholder Rights Plan

Our board of directors has adopted a stockholder rights plan pursuant to a rights agreement dated as of December 4, 2006, between us and American Stock Transfer & Trust Company. One right currently trades with each share of our common stock. The stockholder rights plan provides for the distribution of one right on each share of common stock upon any person becoming an “acquiring person” as described below. Each right entitles the holder to buy 1 /1,000th of a share of our Series C Junior Participating Preferred Stock at an exercise price of $130. Subject to limited exceptions, the rights will become exercisable following the tenth day after a person or group announces the acquisition of 20% or more of our common stock, and thereby becomes an “acquiring person,” or announces commencement of a tender offer or exchange offer, the consummation of which would result in the ownership by the person or group of 20% or more of our common stock. The rights are not exercisable as of August 2, 2007. We will be entitled to redeem the rights at $0.01 per right at any time prior to the time that a person or group becomes an acquiring person.

The operation of the stockholder rights plan could make it more difficult for us to be acquired by another company, even if our acquisition is in the best interests of our stockholders. The rights will cause substantial dilution to a person or group that acquires 20% or more of our common stock on terms not approved by our board of directors.

The rights will expire on January 3, 2017 unless earlier redeemed, exchanged or terminated. American Stock Transfer & Trust Company is the rights agent.

Delaware anti-takeover law

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is defined generally as a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No cumulative voting

Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Limitation of liability

As permitted by the DGCL, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation also provides for the indemnification of our directors and officers to the fullest extent authorized by the DGCL. The indemnification provided under our certificate of incorporation includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of our company pursuant to our certificate of incorporation, our bylaws and the DGCL, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Under our certificate of incorporation, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other business against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person’s fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the DGCL. We intend to maintain director and officer liability insurance on behalf of our directors and officers.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Latham & Watkins LLP, San Francisco, California.

EXPERTS

Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2006, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Singer Lewak Greenbaum & Goldstein LLP’s report given their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

•

Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 filed on February 23, 2007 pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	Our Definitive Proxy Statement on Schedule 14A filed on April 24, 2007;

•	Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 filed on May 14, 2007;

•

Our Current Reports on Form 8-K (other than information contained in Current Reports on Form 8-K that is furnished, but not filed) filed on March 8, 2007, March 23, 2007, May 3, 2007, May 8, 2007, June 11, 2007, July 2, 2007, July 25, 2007 and July 30, 2007; and

•

Our Registration Statement on Form 8-A/A filed on March 16, 2007, pursuant to Section 12(b) of the Exchange Act, which describes our common stock, and any further amendment or report filed hereafter for the purpose of updating such description.

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or website. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Medivation, Inc.

201 Spear Street, 3rd Floor

San Francisco, CA 94105

(415) 543-3470

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public at the SEC’s website at http://www.sec.gov. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus.

You should not unduly rely on these forward-looking statements, which speak only as of the date on which it is made. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus. The reports we file from time to time with the SEC are available to the public over the Internet at the SEC’s website http://www.sec.gov as described under the heading “Where You Can Find More Information.”

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the company. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or for any transaction from which the director derived an improper personal benefit.

Amended and Restated Certificate of Incorporation

Article Ninth of the amended and restated certificate of incorporation of the company provides that the personal liability of the directors of the company shall be eliminated to the fullest extent permitted by the provisions of Section 102(b)(7) of the Delaware General Corporation Law, as the same may be amended and supplemented.

Article Tenth of the amended and restated certificate of incorporation of the company provides that company shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Indemnification Agreements

We also enter into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance.

Liability Insurance

We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and or persons controlling the company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

2,750,000 shares

Common stock

Sole Book-Running Manager

J.P.Morgan

Co-Manager

Wedbush PacGrow Life Sciences